FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2006 & 2005

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2006 & 2005

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2006 & 2005

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO DECEMBER 31, 2006 & 2005

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 DATA PER SHARE - CONSOLIDATED INFORMATION

FI-02 RATIOS - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2006 & 2005

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	264,029,997	100	266,202,762	100

s02	CURRENT ASSETS	60,656,391	23	59,036,621	22
s03	CASH AND SHORT-TERM INVESTMENTS	16,151,244	6	24,715,138	9
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	28,732,527	11	26,602,435	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	7,862,752	3	4,381,383	2
s06	INVENTORIES	1,738,761	1	1,209,679	0
s07	OTHER CURRENT ASSETS	6,171,107	2	2,127,986	1
s08	LONG - TERM	3,006,436	1	856,208	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	2,999,860	1	848,893	0
s11	OTHER INVESTMENTS	6,576	0	7,315	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	156,902,853	59	160,334,146	60
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	472,640,746	179	456,253,534	171
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	323,917,451	123	305,089,101	115
s17	CONSTRUCTIONS IN PROGRESS	8,179,558	3	9,169,713	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	14,877,395	6	13,480,374	5
s19	OTHER ASSETS	28,586,922	11	32,495,413	12

s20	TOTAL LIABILITIES	158,074,067	100	147,639,769	100

s21	CURRENT LIABILITIES	51,629,682	33	47,694,441	32
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	6,651,272	4	3,355,975	2
s24	STOCK MARKET LOANS	5,900,000	4	12,184,986	8
s25	TAXES PAYABLE	2,952,123	2	1,793,372	1
s26	OTHER CURRENT LIABILITIES	36,126,287	23	30,360,108	21
s27	LONG - TERM LIABILITIES	88,192,065	56	81,311,857	55
s28	BANK LOANS	52,584,440	33	42,920,520	29
s29	STOCK MARKET LOANS	35,607,625	23	38,391,337	26
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	18,252,320	12	18,633,471	13

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	105,955,930	100	118,562,993	100

s34	MINORITY INTEREST	2,743,625	3	10,580,327	9
s35	MAJORITY INTEREST	103,212,305	97	107,982,666	91
s36	CONTRIBUTED CAPITAL	47,157,412	45	48,812,292	41
s79	CAPITAL STOCK (NOMINAL)	26,996,274	25	28,651,154	24
s39	PREMIUM ON SALES OF SHARES	20,161,138	19	20,161,138	17
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	56,054,893	53	59,170,374	50
s42	RETAINED EARNINGS AND CAPITAL RESERVE	129,616,247	122	131,562,089	111
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(73,561,354)	(69)	(72,391,715)	(61)
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	16,151,244	100	24,715,138	100
s46	CASH	3,003,620	19	2,615,262	11
s47	SHORT-TERM INVESTMENTS	13,147,624	81	22,099,876	89

s07	OTHER CURRENT ASSETS	6,171,107	100	2,127,986	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	6,171,107	100	2,127,986	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	14,877,395	100	13,480,374	100
s48	AMORTIZED OR REDEEMED EXPENSES	4,600,018	31	4,764,822	35
s49	GOODWILL	9,142,434	61	8,055,791	60
s51	OTHERS	1,134,943	8	659,761	5

s19	OTHER ASSETS	28,586,922	100	32,495,413	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	19,171,780	67	23,933,925	74
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	6,616,527	23	6,163,043	19
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	2,798,615	10	2,398,445	7

s21	CURRENT LIABILITIES	51,629,682	100	47,694,441	100
s52	FOREIGN CURRENCY LIABILITIES	5,351,272	10	15,540,961	33
s53	MEXICAN PESOS LIABILITIES	46,278,410	90	32,153,480	67

s26	OTHER CURRENT LIABITIES	36,126,287	100	30,360,108	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	1,923,526	5	1,679,952	6
s89	INTEREST LIABILITIES	2,053,977	6	1,579,160	5
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	32,148,784	89	27,100,996	89

s27	LONG-TERM LIABILITIES	88,192,065	100	81,311,857	100
s59	FOREIGN CURRENCY LIABILITIES	82,492,065	94	72,899,937	90
s60	MEXICAN PESOS LIABILITIES	5,700,000	6	8,411,920	10

s31	DEFERRED LIABILITIES	0	0	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	18,252,320	100	18,633,471	100
s66	DEFERRED TAXES	15,981,198	88	16,509,620	89
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,271,122	12	2,123,851	11
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	26,996,274	100	28,651,154	100
s37	CAPITAL STOCK (NOMINAL)	252,539	1	275,564	1
s38	RESTATEMENT OF CAPITAL STOCK	26,743,735	99	28,375,590	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	129,616,247	100	131,562,089	100
s93	LEGAL RESERVE	15,563,309	12	15,563,309	12
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	85,518,973	66	85,992,856	65
s45	NET INCOME FOR THE YEAR	28,533,965	22	30,005,924	23

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(73,561,354)	100	(72,391,715)	100
s70	ACCUMULATED MONETARY RESULT	(14,613,114)	20	(14,613,114)	20
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(65,650,109)	89	(63,265,184)	87
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	4,992,973	(7)	3,669,203	(5)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	55,736	0	222,011	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	825,983	(1)	1,595,369	(2)
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHERS	827,177	(1)	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
S
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST (s26)	0	0
s63	OTHER LOANS WITH COST (s32)	0	0
s72	WORKING CAPITAL	9,026,709	11,342,180
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	124	119
s75	EMPLOYEES (*)	25,589	24,217
s76	WORKERS (*)	50,682	51,148
s77	OUTSTANDING SHARES (*)	20,203,118,170	22,045,082,270
s78	REPURCHASE OF OWN SHARER(*)	1,841,964,100	1,583,822,040
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2006 & 2005 -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	175,006,123	100	173,504,716	100
r02	COST OF SALES AND SERVICES	91,680,113	52	92,484,363	53
r03	GROSS INCOME	83,326,010	48	81,020,353	47
r04	OPERATING EXPENSES	35,035,378	20	29,172,748	17
r05	OPERATING INCOME	48,290,632	28	51,847,605	30
r06	COMPREHENSIVE FINANCING COST	3,626,086	2	5,653,512	3
r07	INCOME AFTER COMPREHENSIVE FINANCING COST	44,664,546	26	46,194,093	27
r08	OTHER EXPENSES AND INCOMES (NET)	0	0	0	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	44,664,546	26	46,194,093	27
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	16,060,590	9	15,359,031	9
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	28,603,956	16	30,835,062	18
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	457,876	0	69,056	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	29,061,832	17	30,904,118	18
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	29,061,832	17	30,904,118	18
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
r18	NET INCOME	29,061,832	17	30,904,118	18
r19	NET INCOME OF MINORITY INTEREST	527,867	0	898,194	1
r20	NET INCOME OF MAYORITY INTEREST	28,533,965	16	30,005,924	17

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	175,006,123	100	173,504,716	100
r21	DOMESTIC	124,692,540	71	129,533,263	75
r22	FOREIGN	50,313,583	29	43,971,453	25
r23	TRANSLATION INTO DOLLARS (***)	4,626,324	3	3,855,465	2

r06	COMPREHENSIVE FINANCING COST	3,626,086	100	5,653,512	100
r24	INTEREST EXPENSE	8,088,002	223	8,060,066	143
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	3,647,768	101	4,059,624	72
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	1,639,144	45	3,761,792	67
r28	RESULT FROM MONETARY POSITION	(2,453,292)	(68)	(2,108,722)	(37)

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	16,060,590	100	15,359,031	100
r32	INCOME TAX	13,814,594	86	14,879,944	97
r33	DEFERRED INCOME TAX	(755,696)	(5)	(2,570,165)	(17)
r34	EMPLOYEE PROFIT SHARING	3,001,692	19	3,049,252	20
r35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSAND DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	175,006,123	173,504,716
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	175,006,123	173,504,716
r39	OPERATING INCOME (**)	48,290,632	51,847,605
r40	NET INCOME OF MAJORITY INTEREST (**)	28,533,965	30,005,924
r41	NET INCOME (**)	29,061,832	30,904,118
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	22,210,762	23,871,487

(**) INFORMATION OF THE PAST TWELVE MONTHS

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   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2006 & 2005 -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	44,750,364	100	43,987,905	100
rt02	COST OF SALES AND SERVICES	23,507,208	53	22,986,582	52
rt03	GROSS INCOME	21,243,156	47	21,001,323	48
rt04	OPERATING EXPENSES	9,640,645	22	7,301,876	17
rt05	OPERATING INCOME	11,602,511	26	13,699,447	31
rt06	COMPREHENSIVE FINANCING COST	(223,888)	(1)	2,224,188	5
rt07	INCOME AFTER COMPREHENSIVE FINANCING COST	11,826,399	26	11,475,259	26
rt08	OTHER EXPENSES AND INCOMES (NET)	0	0	0	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	11,826,399	26	11,475,259	26
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,330,758	10	2,921,848	7
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	7,495,641	17	8,553,411	19
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	137,023	0	132,471	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	7,632,664	17	8,685,882	20
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	7,632,664	17	8,685,882	20
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
rt18	NET INCOME	7,632,664	17	8,685,882	20
rt19	NET INCOME OF MINORITY INTEREST	231,870	1	100,523	0
rt20	NET INCOME OF MAYORITY INTEREST	7,400,794	17	8,585,359	20

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	44,750,364	100	43,987,905	100
rt21	DOMESTIC	32,168,145	72	34,567,057	79
rt22	FOREIGN	12,582,219	28	9,420,848	21
rt23	TRANSLATION INTO DOLLARS (***)	1,268,529	3	863,044	2

rt06	COMPREHENSIVE FINANCING COST	(223,888)	100	2,224,188	100
rt24	INTEREST EXPENSE	2,701,242	(1,207)	2,109,952	95
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	2,033,706	(908)	729,810	33
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	144,890	(65)	1,776,320	80
rt28	RESULT FROM MONETARY POSITION	(1,036,314)	463	(932,274)	(42)

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,330,758	100	2,921,848	100
rt32	INCOME TAX	2,969,930	69	2,597,595	89
rt33	DEFERRED INCOME TAX	610,357	14	(330,228)	(11)
rt34	EMPLOYEE PROFIT SHARING	750,471	17	654,481	22
rt35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	5,169,332	5,592,386

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO DECEMBER 31, 2006 & 2005 -

(Thousands of Mexican Pesos)

Judged information

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	29,061,832	30,904,118
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	28,588,283	28,540,898
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	57,650,115	59,445,016
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(3,728,081)	(4,889,908)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	53,922,034	54,555,108
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	3,480,853	(1,149,152)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(32,314,916)	(27,143,743)
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	(28,834,063)	(28,292,895)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(33,651,865)	(24,101,263)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(8,563,894)	2,160,950
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	24,715,138	22,554,188
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	16,151,244	24,715,138

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	28,588,283	28,540,898
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	24,563,262	25,998,693
c41	+(-) OTHER ITEMS	4,025,021	2,542,205

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(3,728,081)	(4,889,908)
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(3,227,374)	1,373,129
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	(1,315,076)	(866,038)
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	(5,965,416)	1,850,773
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	6,779,785	(7,247,772)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	3,480,853	(1,149,152)
c23	+ BANK FNANCING	23,520,841	26,135,760
c24	+ STOCK MARKET FINANCING	646,443	328,202
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	1,076,552
c27	(-) BANK FINANCING AMORTIZATION	(14,945,688)	(18,784,900)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(513,045)	(1,892,897)
c29	(-) OTHER FINANCING AMORTIZATION	(4,819,639)	0
c42	+ (-) OTHER ITEMS	(408,059)	(8,011,869)

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(32,314,916)	(27,143,743)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(1,654,880)	(1,454,964)
c31	(-) DIVIDENDS PAID	(8,525,608)	(8,902,638)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(22,134,428)	(16,786,141)

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	(33,651,865)	(24,101,263)
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(11,621,950)	(5,749,696)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(21,152,514)	(25,614,596)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	148,940
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(877,401)	7,114,089

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

FI-01

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Judged information

Final printing

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REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.36		$1.31
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.36		$1.31
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d06	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d07	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$5.11		$4.90
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.42		$0.40
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	3.00	times	2.86	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	11.26	times	10.69	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

FI-02

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Judged information

Final printing

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REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME TO OPERATING REVENUES	16.60%		17.81%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	27.64%		27.78%
p03	NET INCOME TO TOTAL ASSETS ( **)	11.00%		11.60%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	28.41%		29.62%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	8.44%		6.82%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.66	times	0.65	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.11	times	1.08	times
p08	INVENTORIES ROTATION (**)	52.72	times	76.45	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	51.39	days	47.99	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	8.02%		8.32%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	59.86%		55.46%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.49	times	1.24	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	55.57%		59.90%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	56.20%		50.71%
p15	OPERATING INCOME TO INTEREST PAID	5.97	times	6.43	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.10	times	1.17	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.17	times	1.23	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.14	times	1.21	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.38	times	0.39	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	31.28%		51.81%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
p21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	32.94%		34.26%
p22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	-2.13%		-2.81%
p23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST PAID	6.66	times	6.76	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	-12.07%		4.06%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	112.07%		95.93%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	62.85%		106.27%
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Judged information

Consolidated

Final printing

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Highlights

4th Quarter 2006

  In Mexico during the fourth quarter, we added 231 thousand broadband Prodigy Infinitum (ADSL) customers, bringing the total at year-end to 1.8 million services, an increase of 76.5% compared with 2005. During 2006, we doubled the speed for Infinitum, integrated new multi-service packages with preferred rates and improved service levels by extending the capabilities of our world-class technological platform. These high-speed services now can be offered on 93.7% of TELMEX's network.
  Billed line equivalents of 64 Kbps for data transmission rose 15.9% compared with the previous year totaling 2.3 million. In particular, penetration has increased through the offer of VPNs (Virtual Private Networks), allowing our customers to optimize their operating costs and management of their data networks by having access to higher-quality service levels.
  The capacity to generate economic resources has allowed TELMEX to grow in Mexico and expand internationally. The commitment of the Company is reflected in our investment levels, customer service and ongoing pursuit of operating efficiency improvement. In the last 16 years, TELMEX has applied technological modernization to increase domestic coverage and further penetrate the market with better telecommunications services. In this period, we have invested the equivalent of 27.692 billion dollars in telecommunications infrastructure in Mexico. This investment generates a multiplying effect in the Mexican economy as it provides telecommunications services to 22 thousand 801 communities that comprise 90.6% of the population.
  In Mexico, there are hundreds of concessionaires and/or licenses to provide telecommunications services, and in the case of local service, as it publicly known, the applied mechanism results in not charging interconnection fees. In the fixed line business, we compete with operators that are mainly focused on high-income segments A and B. In these segments our market share is approximately 66%. At the same time, we have made a commitment to provide telecommunications services nationwide. As a result, we are the only fixed line operator in the country with a presence in socio-economic segments C-, D and E. At December 31, 2006, TELMEX had 18 million 251 thousand lines in service with a market share of 24% in Mexico, where there are more than 76 million fixed and mobile customers.
  At TELMEX, we continue enhancing our service offerings and modernizing the telecommunications platform. Our efforts extend to rural areas. The initiatives optimize the required investment and reduce operating expenses. This allows us to offer voice, data and Internet services to more than 21 thousand 341 communities, benefiting more than 21 million inhabitants.
  Another positive step for consumers in 2006 was the further reduction in the number of local calling areas. In Mexico the number of calling areas is now 397, below the total of 2 thousand 200 that existed in 1998. The average size of each local area now is 4 thousand 948 Km2, with an average of 260 thousand inhabitants. That compares with the United States of America, where there are 25 thousand local calling areas that average 375 Km2 and fewer than 12 thousand inhabitants.
  Based on the strategy to assure line profitability, in the quarter, TELMEX disconnected 377 thousand prepaid lines, bringing the total to 864 thousand prepaid disconnections for the full year that had payment problems or were not producing revenues. The application of this strategy along with the disconnection of lines that pay rent resulted in a reduction of 351 thousand in the quarter and 124 thousand for the full year. At December 31, 2006, there were 18 million 251 thousand lines in service.
  During 2006, we continued our efforts to evolve the revenue mix from mostly single voice and data services to a greater proportion of multi-service packages. At the end of the year, there were more than 2.5 million basic packages and 465 thousand multi-service packages. "Línea Más Negocio" was launched in February 2005 and had 536 thousand services at December 31, 2006. At the same time, "Línea Hogar," launched in February 2006, had 361 thousand services. Both represent examples of products with good acceptance. Outgoing and incoming international long distance traffic increased 1.5% and 15.8%, respectively, compared with the same quarter of 2005. For the twelve months, outgoing and incoming international long distance traffic increased 4.8% and 31.8%, respectively.
  On November 4, 2006, Mexican regulatory authorities established domestic and international calling party pays. In the fourth quarter, domestic and international calling party pays caused domestic long distance traffic to decrease 1.2% compared with the same period of 2005. Calling party pays traffic increased 221 million minutes in the quarter. Domestic and international calling party pays revenues totaled 534 million pesos in the quarter.
  In Brazil, the main revenue generators continued to increase. At Embratel, line equivalents of 64 Kbps increased 34.5%, local service access 31.6% and domestic long distance traffic increased 20.2%. The Triple Play service that was introduced in March 2006 through Net Serviços serves 181.9 thousand customers.

  During the quarter we followed through with the tender offer for shares of Embartel Participaçoes ("Embratel Holdings"), reaching ownership of 97.4% at February 8, 2007. This is an example of TELMEX's commitment to develop markets in other countries that have growth potential in the region and generate value for our shareholders. Additionally, in Colombia we reached an agreement to acquire TV Cable and Cable Pacífico, both cable TV companies, which will allow us to integrate a triple play offer in that country. In Peru, we are in the process of acquiring Boga, a cable TV company that serves Lima and Chiclayo. These operations further strengthen our presence in the region and complement our service offerings.

  In the fourth quarter, consolidated revenues reached 44.8 billion pesos, 1.7% higher than the same period of 2005, while revenues in Mexico totaled 33.1 billion pesos, almost the same amount as last year since we did not increase rates for the sixth consecutive year. In Brazil, revenues totaled 2.1 billion reais in the quarter, 6.9% higher than the same quarter of the previous year. In the other Latin American operations total revenues were the equivalent of 102.7 million dollars, 13.1% more than in 2005.

  Consolidated EBITDA (1) totaled 17.7 billion pesos, a decrease of 11.5% due to an increase in interconnection expenses in Mexico reflecting the introduction of domestic and international calling party pays; a charge of 201 million pesos in the fourth quarter of 2005 related to an agreement with a data operator that reduced uncollectables; and a charge of 222 million reais related to income tax contingencies for incoming long distance services; and for non-recurring additional payments related to ICMS (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços) tax. The EBITDA (1) margin was 39.5%, 5.9 percentage points lower than 2005, and operating income totaled 11.6 billion pesos.

  Majority net income in the quarter was 13.8% lower than the same period of the previous year. Earnings per share were 37 Mexican cents, a decrease of 5.1% compared with the same period of last year and earnings per ADR were 67 US cents, an increase of 1.5%, compared with the fourth quarter of 2005. In 2006, majority net income totaled 28.5 billion pesos, 4.9% lower than in 2005.

  For the year consolidated net debt (3) increased the equivalent of 1.199 billion dollars to a year-end total of 7.519 billion dollars.

  Consolidated capital expenditures (Capex) was equivalent to 2.009 billion dollars for 2006. Share repurchases totaled 23.789 billion pesos for the full year.

(3) Net debt is defined as short-term liabilities plus long-term debt less cash and equivalents.

Recent Events

Cash tender offer for shares of Embratel

On November 6, 2006, the initial period for the cash tender offer for common and preferred shares of Embratel Partiçpacoes ("Embratel Holdings") expired. As a result of the tender offer, TELMEX acquired 90.3% of the preferred shares (including 79% of the preferred shares represented by ADSs) and 26.5% of the common shares of Embratel Holdings. Through its subsidiaries, at year-end 2006 TELMEX owned 95.9% of all preferred shares, 98.0% of all common shares and 97.0% of all common and preferred shares, taken as a whole, of Embratel Holdings. As of February 12, 2007, as a result of purchases during the initial offering period and subsequent purchases, TELMEX increased its ownership in Embratel Holdings to approximately 96.8% of the preferred shares, 98.0% of the common shares and 97.4% of the total number of common and preferred shares, taken as a whole.

Acquisition of TV Cable and Cable Pacífico in Colombia

On December 4, 2006, TELMEX announced agreements with the controlling partners of TV Cable and the controlling partners of Cable Pacífico for TELMEX to acquire 100% of TV Cable S.A. and TV Cable Comunicaciones S.A. E.S.P. ("TV Cable") and 97.5% of TV Cable del Pacífico S.A. E.S.P. ("Cable Pacífico").

TV Cable offers cable TV, Internet and voice over IP services and has been in operation for 20 years. The company operates in Bogota and Cali. Cable Pacífico operates in nine states, and its main operation is in Medellin. Both transactions are subject to regulatory approvals and other conditions established in the agreements.

Acquisition of Boga

Further applying the regional growth strategy while staying within our strategic range of products and services, TELMEX is in the process of acquiring Boga, a cable TV company in Peru. This company mainly operates in the cities of Lima and Chiclayo.

Amendments to TELMEX's Bylaws

On December 5, 2006, TELMEX announced that at its Extraordinary Shareholders' Meeting, held in accordance with requirements established in the current Mexican Securities Law, shareholders approved amendments to its bylaws that adjust the integration, organization and operation of its corporate bodies. The amended bylaws are available in www.telmex.com in the Investor Relations section.

Consolidated Income Statements

Revenues: In the fourth quarter, consolidated revenues increased 1.7%, mainly due to the increases in domestic long distance, Internet and corporate networks revenues of 8.2%, 8.9% and 10.9%, respectively, as well as the 17.6% increase in other revenues, comprised primarily of Yellow Pages and Tiendas TELMEX (TELMEX stores). In contrast, local service revenues and international long distance revenues decreased 7.9% and 5.7%, respectively. For the twelve months, revenues totaled 175 billion pesos, an increase of 0.9% compared with 2005.

Costs and expenses: Costs and expenses increased 9.4%, mainly due to the increase in interconnection charges in Mexico from the introduction of domestic and international calling party pays but also reflecting the fourth-quarter 2005 agreement with a data operator that decreased uncollectables by 201 million pesos as well as the recognition of 222 million reais of income tax contingencies related to incoming international long distance traffic and for additional payments related to ICMS (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços) tax at Embratel. For the full year, costs and expenses totaled 126.7 billion pesos, 4.2% higher than in 2005.

EBITDA (1) and operating income: EBITDA (1) totaled 17.7 billion pesos in the fourth quarter, a decrease of 11.5% compared with the same period of 2005. The EBITDA margin was 39.5%. Operating income totaled 11.6 billion pesos, 15.3% lower than the fourth quarter of 2005. For the twelve months, EBITDA (1) totaled 72.9 billion pesos and operating income totaled 48.3 billion pesos.

Comprehensive financing cost: Comprehensive financing cost generated a credit of 224 million pesos in the quarter, this resulted from: i) a net interest charge of 667 million pesos due to a non-recurring gain of 603 million reais due to a favorable resolution from Brazil's Supreme Court regarding Embratel's income tax, offset by a recognized provision related to income tax from incoming international long distance traffic of 306 million reais, and a recognition of an impairment in Chile of 27 million dollars, ii) a net exchange loss of 145 million pesos from the fourth-quarter's exchange rate appreciation of 0.1747 pesos per dollar, partially offset by the 6.5 billion dollars in dollar-peso hedges (weighted average exchange rate: 11.08 pesos per dollar) and the 272 million dollars in dollar-reais hedges (weighted average exchange rate: 2.4944 reais per dollar), and iii) a gain in the monetary position of 1 billion pesos.

Majority net income: Majority net income in the fourth quarter totaled 7.401 billion pesos, 13.8% lower than the same period of the previous year. Earnings per share were 37 Mexican cents, and earnings per ADR were 67 US cents. For the twelve months, majority net income totaled 28.534 billion pesos, a decrease of 4.9% compared with the same period of last year.

Free cash flow: At December 31, resources provided by operating activities totaled 55.785 billion pesos, of which 23.789 billion pesos were used in share repurchases, 8.948 billion pesos in dividend payments and the rest in several investments.

Investments: In 2006, consolidated capital expenditures (capex) was the equivalent of 2.009 billion dollars, of which 78.4% was used for growth projects in the voice, data and transport infrastructure, 18.1% for operational support projects and operating needs, and 3.5% for social telephony.

Debt: Gross total debt at December 31 was the equivalent of 9.263 billion dollars, an increase of 771 million dollars from a year ago. Consolidated net debt (3) increased in the year to the equivalent of approximately 1.199 billion dollars, totaling 7.519 billion dollars.

(3) Net debt is defined as short-term liabilities plus long-term debt, less cash and equivalents.

Repurchase of shares: For the twelve months, the company used 23.789 billion pesos to repurchase its own shares. During the quarter 1.976 billion pesos were used to repurchase 134 million 489 thousand shares.

Mexico Operating Results

Lines in service

The capacity to generate economic resources has allowed TELMEX to grow in Mexico and expand internationally. The commitment of the Company is reflected in our investment levels, customer service and ongoing pursuit of operating efficiency improvement. In the last 16 years, TELMEX has applied technological modernization to increase domestic coverage and further penetrate the market with better telecommunications services. In this period, we have invested the equivalent of 27.692 billion dollars in telecommunications infrastructure in Mexico. This investment generates a multiplying effect in the Mexican economy as it provides telecommunications services to 22 thousand 801 communities that comprise 90.6% of the population.

In Mexico, there are hundreds of concessionaires and/or licenses to provide telecommunications services, and in the case of local service, as it publicly known, the applied mechanism results in not charging interconnection fees. In the fixed line business, we compete with operators that are mainly focused on high-income segments A and B. In these segments our market share is approximately 66%. At the same time, we have made a commitment to provide telecommunications services nationwide. As a result, we are the only fixed line operator in the country with a presence in socio-economic segments C-, D and E. At December 31, 2006, TELMEX had 18 million 251 thousand lines in service with a market share of 24% in Mexico, where there are more than 76 million fixed and mobile customers.

At TELMEX, we continue enhancing our service offerings and modernizing the telecommunications platform. Our efforts extend to rural areas. The initiatives optimize the required investment and reduce operating expenses. This allows us to offer voice, data and Internet services to more than 21 thousand 341 communities, benefiting more than 21 million inhabitants.

Another positive step for consumers in 2006 was the further reduction in the number of local calling areas. In Mexico the number of calling areas is now 397, below the total of 2 thousand 200 that existed in 1998. The average size of each local area now is 4 thousand 948 Km2, with more than 260 thousand inhabitants. That compares with the United States of America, where there are 25 thousand local calling areas that average 375 Km2 and fewer than 12 thousand inhabitants.

Based on the strategy to assure line profitability, in the quarter, TELMEX disconnected 377 thousand prepaid lines, bringing the total to 864 thousand prepaid disconnections for the full year that had payment problems or were not producing revenues. The application of this strategy along with the disconnection of lines that pay rent resulted in a reduction of 351 thousand in the quarter and 124 thousand for the full year. At December 31, 2006, there were 18 million 251 thousand lines in service.

Local traffic

During the fourth quarter, local traffic decreased 2.2% compared with the same period in 2005, with a total of 6.491 billion local calls. Local traffic volume has been affected by competition from local and wireless telephony and by the migration of our switched traffic to corporate networks, a trend that strengthens the data business although it adversely affects local traffic. For the twelve months, total local traffic was 26.575 billion calls, 0.4% lower than the same period of the previous year.

On the other hand, the measured service packages "Línea Más Negocio," launched in February 2005, reached 536 thousand services and "Línea Hogar," launched a year later, totaled 361 thousand services at year-end. These packages have allowed evolving the mix of revenues from single voice and data services to multi-service packages with monthly fixed revenues.

Long distance traffic

Domestic long distance (DLD) decreased 1.2% compared with the fourth quarter of 2005, totaling 4.424 billion minutes. A significant factor was the introduction of domestic calling party pays, which reached 136.9 million minutes in the quarter. If this effect were eliminated, domestic long distance would have increased 1.9%.

In the quarter, outgoing and incoming international long distance (ILD) traffic maintained its growth trend due to the introduction of packages. Increases of 1.5% and 15.8% compared with the same period a year earlier brought total minutes to 455 million and 1.809 billion, respectively. The incoming-outgoing ratio was 4. For the full year, international outgoing traffic totaled 1.876 billion minutes and incoming international traffic totaled 7.037 billion minutes, for increases of 4.8% and 31.8%, respectively.

Domestic and international long distance packages totaled 1.6 million customers at year-end, 32.4% more than in 2005.

Interconnection

In the fourth quarter, interconnection traffic increased 17.4%, totaling 10.339 billion minutes. Calling party pays traffic increased 19.9% due to the introduction of domestic and international calling party pays in November 2006. If we eliminate this effect, calling party pays traffic would have increased 6.9%. Traffic from local and international operators increased 12.9%. Traffic generated by cellular companies that is terminated in TELMEX's network increased 32.5%. For the full year, interconnection traffic totaled 39 billion minutes, an increase of 12.1%.

Internet and Corporate networks

In Mexico during the fourth quarter, we added 231 thousand broadband Prodigy Infinitum (ADSL) customers, bringing the total at year-end to 1.8 million services, an increase of 76.5% compared with 2005. The growth of Internet services has been supported by the sale of PC's that has made TELMEX the number one retailer of PC's in Mexico for two consecutive quarters. During 2006, we doubled the speed for Infinitum, integrated new multi-service packages with preferred rates and improved service levels by extending the capabilities of our world-class technological platform. These high-speed services now can be offered on 93.7% of TELMEX's network.

Billed line equivalents of 64 Kbps to corporate customers increased 15.9% compared with the previous year, reaching 2.3 million. In particular, penetration of these services has increased through the offer of VPNs (Virtual Private Networks), allowing our customers to optimize their operating costs and management of their data networks by having access to higher quality service levels.

Mexico Financial Results

Revenues: Revenues in the fourth quarter totaled 33.1 billion pesos, a level similar to that in the same period of the previous year, due the increases of 12.7% in revenues of Internet access, 11% in interconnection revenues because of the introduction of domestic and international calling party pays, and 25.1% in other revenues, mainly comprised by Yellow Pages and Tiendas TELMEX (TELMEX Stores), partially offset by the rate reduction in real terms of local and long distance, as well as the introduction of packages that decreased the revenue per unit but increased traffic. For the twelve months, total revenues were 128.3 billion pesos, 1.1% lower than the same period of 2005.

  Local: Local revenues totaled 13.7 billion pesos in the fourth quarter, a decrease of 4.2%, reflecting the reduction of the average measured service rate and monthly rent in real terms of 5.4% and 1.2%, respectively, and the decrease of public telephony traffic due to competition from both cellular companies and other fixed telephony operators. For the twelve months, local revenues totaled 56.1 billion pesos, a decrease of 3.3% compared with 2005.

  DLD: DLD revenues totaled 4.1 billion pesos in the fourth quarter, 8.7% lower than the fourth quarter of 2005 due to a 7.6% decrease in the average revenue per minute in real terms and the introduction of domestic calling party pays, which reduced domestic long distance traffic and transferred it to interconnection traffic. For the twelve months, DLD revenues totaled 17.5 billion pesos, a decrease of 3.8%.

  ILD: In the fourth quarter, ILD revenues totaled 2.4 billion pesos, a decrease of 4.6% compared with the fourth quarter of 2005. Revenues from outgoing traffic declined 12.4% to 1.5 billion pesos due to the 13.7% decrease in the average revenue per minute in real terms and because the increase in traffic volume was not enough to offset the decrease in prices. Incoming international long distance revenues totaled 1 billion pesos, an increase of 10.6%. For the twelve months, ILD revenues totaled 10.1 billion pesos, a decrease of 0.6%.

  Interconnection: In the fourth quarter, interconnection revenues increased 11% to 4.8 billion pesos compared with the same period of 2005, due to the introduction of domestic and international calling party pays. If we eliminate this effect, interconnection revenues would have decreased 1.3%, because of the 10% reduction of the calling party pays rate which was not offset by the increase in traffic. For the twelve months, interconnection revenues totaled 17.4 billion pesos, a decrease of 4%.

  Corporate networks: In the fourth quarter, revenues from services related to data transmission through private and managed networks totaled 2.6 billion pesos, a decrease of 10.4% compared with the same period of 2005. This reduction was due to more competition and a decrease in margins in this market segment, which now includes more than twenty service providers. For the twelve months, corporate networks revenues totaled 10.8 billion pesos, essentially flat with the 2005 level.

  Internet: Revenues from services related to the Internet platform rose 12.7% in the fourth quarter, or 2.5 billion pesos, due to the increase in the number of broadband customers. For the twelve months, Internet revenues totaled 9.6 billion pesos, an increase of 12.9% compared with the same period of the previous year.

Costs and expenses: In the fourth quarter, total costs and expenses were 21 billion pesos, an increase of 1.4%. This increase was due to higher interconnection costs (domestic and international calling party pays). If this effect were eliminated, costs and expenses would have decreased 1.5% as a result of cost control initiatives, as well as lower depreciation and amortization charges. For the twelve months, total costs and expenses were 80.5 billion pesos, 2.2% lower than the same period of 2005.

  Cost of sales and services: In the fourth quarter, cost of sales and services decreased 2.2%, totaling 7.6 billion pesos due to lower maintenance expenses and to the initiatives that were carried out to optimize resource use, offsetting the increase in the cost of computers driven by higher sales. For the twelve months, costs of sales and services totaled 30 billion pesos, a decrease of 2%.

  Commercial, administrative and general: Commercial, administrative and general expenses increased 1.7% to 5 billion pesos in the fourth quarter due to an increase in uncollectables as a result of the fourth-quarter 2005 agreement with a data operator that decreased the uncollectables charge by 201 million pesos. For the twelve months, commercial, administrative and general expenses totaled 19.5 billion pesos, an increase of 1.6%.

  Transport and interconnection: In the fourth quarter, transport and interconnection costs totaled 3.9 billion pesos, an increase of 17.3% compared with the same period of 2005 due to the introduction of domestic and international calling party pays. For the twelve months, transport and interconnection costs totaled 12.9 billion pesos, similar to 2005.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 4.2% to 4.4 billion pesos compared with the same period of 2005, due to less impact from restatement of the value of fixed assets and lower levels of investment carried out in recent years. For the twelve months, depreciation and amortization decreased 8%, totaling 18.1 billion pesos.

EBITDA (1) and operating income: EBITDA (1) totaled 16.7 billion pesos in the fourth quarter, a decrease of 3.3% compared with the same period of last year. The EBITDA margin was 50.4%, a decrease of 1.6 percentage points compared with the fourth quarter of 2005. Operating income totaled 12.3 billion pesos, 3% lower than the fourth quarter of 2005, and the operating margin was 37.1%. For the twelve months, EBITDA (1) totaled 65.8 billion pesos with a margin of 51.3%, and operating income totaled 47.8 billion pesos with a margin of 37.2%.

Investments: In Mexico, total capital expenditures (capex) were 1.166 billion dollars, of which 74.9% was used for growth and modernization projects for the voice, data and transport infrastructure, 19.3% for operational support projects and operating needs, and 5.8% for social telephony.

Debt: At December 31, total debt was the equivalent of 8.013 billion dollars, an increase of 213 million dollars compared with last year. Net debt (3) in Mexico increased the equivalent of 697 million dollars to a total of 6.603 billion dollars.

(3) Net debt is defined as short-term liabilities plus long-term debt less cash and equivalents.

Latin America Financial Results

Brazil

In Brazil, efforts have been focused on consolidating Embratel's position in the data business for the commercial segment and increase local service offerings for the residential segment, resulted in an increase of 34.5% of billed line equivalents and an increase in local customers of 31.6% compared with the fourth quarter of 2005. At December 31, the company provided Net Fone services through Net's infrastructure to 181.9 thousand customers. Local and domestic long distance traffic showed increases of 27.1% and 20.2% in the quarter, respectively, compared with the same period of 2005. For the full year, local traffic and domestic long distance traffic increased 39.4% and 16.2%, respectively.

In the fourth quarter, revenues from the operations in Brazil totaled 2.082 billion reais, 6.9% higher than the same quarter of the previous year. Higher revenues were mainly due to the 10.4% increase in the data business, to the 19.2% increase in local services, and the 5.5% increase in domestic long distance. For the twelve months, revenues totaled 8.220 billion reais, 6.9 % higher than last year.

During the quarter, Embratel recognized income tax contingencies related to incoming international long distance for 222 million reais, as well as an additional charge regarding ICMS tax (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços), that reduced the impact of the fiscal contingency related to this tax that the company had for many years. The amount of the non-recurring charge related to the ICMS tax was approximately 632 million reais for the full year. This effect, along with higher costs related to an increase in sales and charges related to the Telecommunications Service Universal Fund (FUST), generated costs and expenses in the quarter of 2.210 billion reais, an increase of 17.7% compared with the fourth quarter of the previous year.

EBITDA (1) totaled 154 million reais in the fourth quarter and 1.155 billion reais for the twelve months. Operating income had losses of 62 million reais in the quarter and for the full year, operating income totaled 57 million reais. If the non-recurring effects were eliminated, EBITDA (1) and operating income would have been 468 million reais and 252 million reais, respectively in the quarter.

Argentina

In the quarter, revenues from the operations in Argentina totaled 91.6 million Argentinean pesos, an increase of 8.5% compared with the same period of the previous year due to increases in revenues of 19.4% in the corporate and Internet businesses, 5.3% in long distance and 25% in the local services, offset by the decrease in interconnection revenues with other operators. Operating costs and expenses totaled 99.7 million Argentinean pesos in the quarter, an increase of 9.8% due to the increase in network maintenance costs and advertising expenses to expand the customer base. In the quarter, EBITDA (1) totaled 7 million Argentinean pesos with a margin of 7.7%. The operating loss was 8.1 million Argentinean pesos in the quarter.

Colombia

In Colombia, revenues totaled 54.511 billion Colombian pesos in the fourth quarter, 52.4% higher than the same period of 2005. Higher revenues were mainly due to the integration of sites of several corporate customers and the integration of Superview (a cable TV company) since November 2006 that contributed with 7.876 billion Colombian pesos. Costs and expenses increased 62.8%, totaling 43.186 billion Colombian pesos, mainly due to the incorporation of Superview that contributed with 8.245 billion Colombian pesos and to the 17.2% increase in transport and interconnection expenses for additional services. Operating income totaled 11.325 billion Colombian pesos compared with operating income of 9.239 billion Colombian pesos in the year-ago fourth quarter, an increase of 22.6%. The operating margin was 20.8%. EBITDA (1) totaled 20.570 billion Colombian pesos with a margin of 37.7%, compared with EBITDA (1) of 16.053 billion Colombian pesos in the same period of the previous year.

Chile

In the fourth quarter, revenues totaled 16.625 billion Chilean pesos, an increase of 0.5% compared with the same period of 2005. Revenues from the corporate networks and Internet and local service businesses increased 15% and 42.6%, respectively, compared with the same quarter of 2005. The Chilean long distance market continues to decrease due to the migration to mobile services and private networks, which caused a decline in long distance revenues of 5.7%, compared with the fourth quarter of the previous year.

Costs and expenses in the fourth quarter totaled 18.277 billion Chilean pesos, an increase of 13.3% compared with the same period of 2005. Costs of sales and services increased 27.8% due to the increase in network maintenance costs related to growth in local services and to the 6.1% increase in transport and interconnection costs. In the quarter, there was an operating loss of 1.652 billion Chilean pesos compared with operating income of 413 million Chilean pesos in the same period of the previous year. EBITDA (1) in the quarter totaled 1.817 billion Chilean pesos with a margin of 10.9%.

Peru

From October to December, total revenues were 55.3 million New Soles, an increase of 7.4% compared with the same period of 2005. The data business, which represents 34.3% of revenues, increased 22.6%. Voice business revenues were flat compared with the previous year since the 27.9% increase in lines in service offset the decrease in interconnection revenues with other operators. In the quarter, costs and expenses grew 8.8% due to the increase of 7.9% in transport and interconnection costs compared with 2005. Operating income in the quarter totaled 0.9 million New Soles compared with 1.5 million New Soles in the same period of 2005. EBITDA (1) in the fourth quarter totaled 13 million New Soles with a margin of 23.5% compared with EBITDA (1) of 13.9 million New Soles in the same period of 2005.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the fourth quarter of 2006 and 2005.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of December, 2006 ]
					%		12 months		12 months	%
		4Q 2006		4Q 2005	Inc.		2006		2005	Inc.
Revenues
Access, rent and measured service	Ps.	13,474	Ps.	14,218	(5.2)	Ps.	55,595	Ps.	57,779	(3.8)
LADA interconnection		1,053		1,102	(4.4)		4,463		4,395	1.5
Interconnection with operators		469		255	83.9		1,619		1,481	9.3
Interconnection with cellular		3,784		4,042	(6.4)		15,117		16,561	(8.7)
Other		2,301		2,629	(12.5)		9,342		9,256	0.9
Total		21,081		22,246	(5.2)		86,136		89,472	(3.7)

Costs and expenses
Cost of sales and services		5,850		5,576	4.9		21,843		22,672	(3.7)
Commercial, administrative and general		4,231		3,841	10.2		16,791		15,808	6.2
Interconnection		2,834		3,174	(10.7)		11,360		12,503	(9.1)
Depreciation and amortization		2,680		3,121	(14.1)		11,974		13,101	(8.6)
Total		15,595		15,712	(0.7)		61,968		64,084	(3.3)

Operating income	Ps.	5,486	Ps.	6,534	(16.0)	Ps.	24,168	Ps.	25,388	(4.8)

EBITDA (1)	Ps.	8,166	Ps.	9,655	(15.4)	Ps.	36,142	Ps.	38,489	(6.1)

EBITDA margin (%)		38.7		43.4	(4.7)		42.0		43.0	(1.0)
Operating margin (%)		26.0		29.4	(3.4)		28.1		28.4	(0.3)

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of December, 2006 ]
					%		12 months		12 months	%
		4Q 2006		4Q 2005	Inc.		2006		2005	Inc.
Revenues
Domestic long distance	Ps.	4,952	Ps.	4,309	14.9	Ps.	17,678	Ps.	17,335	2.0
International long distance		2,239		2,184	2.5		8,927		8,902	0.3
Total		7,191		6,493	10.8		26,605		26,237	1.4

Costs and expenses
Cost of sales and services		1,350		1,394	(3.2)		5,367		5,635	(4.8)
Commercial, administrative and general		1,287		1,426	(9.7)		5,423		5,390	0.6
Interconnection to the local network		1,803		968	86.3		4,800		3,870	24.0
Depreciation and amortization		529		655	(19.2)		2,381		2,687	(11.4)
Total		4,969		4,443	11.8		17,971		17,582	2.2

Operating income	Ps.	2,222	Ps.	2,050	8.4	Ps.	8,634	Ps.	8,655	(0.2)

EBITDA (1)	Ps.	2,751	Ps.	2,705	1.7	Ps.	11,015	Ps.	11,342	(2.9)

EBITDA margin (%)		38.3		41.7	(3.4)		41.4		43.2	(1.8)
Operating margin (%)		30.9		31.6	(0.7)		32.5		33.0	(0.5)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Judged information

Consolidated

Final printing

---

TELEFONOS DE MEXICO, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

Contents:

Report of Independent Auditors

Audited Consolidated Financial Statements:

Balance Sheets

Statements of Income

Statements of Changes in Stockholders' Equity

Statements of Changes in Financial Position

Notes to Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of

Telefonos de Mexico, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Telefonos de Mexico, S.A.B de C.V. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the financial reporting standards used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefonos de Mexico, S.A.B de C.V. and its subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with Mexican Financial Reporting Standards.

Mancera, S.C. A Member Practice of Ernst & Young Global Fernando Espinosa

Mexico City, Mexico

March 12, 2007

.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	December 31
	2006	2005
Assets
Current assets:
Cash and cash equivalents	Ps. 16,151,244	Ps. 24,715,138
Marketable securities (Note 2)	2,815,145	56,680
Accounts receivable, net (Note 3)	36,595,279	30,983,818
Inventories for sale, net	1,738,761	1,209,679
Prepaid expenses and others	3,355,962	2,071,306
Total current assets	60,656,391	59,036,621

Plant, property and equipment, net (Note 4)	156,902,853	160,334,146
Inventories, primarily for operation of the telephone plant, net	2,798,615	2,398,445
Licenses and brands, net (Note 5)	5,267,451	4,965,949
Equity investments (Note 6)	3,006,436	856,208
Net projected asset (Note 7)	19,171,780	23,933,925
Deferred taxes (Note 15)	6,616,527	6,163,043
Goodwill, net (Note 6)	9,142,434	8,055,791
Deferred charges, net	467,510	458,634

Total assets	Ps. 264,029,997	Ps. 266,202,762

The accompanying notes are an integral part of these financial statements.

	December 31
	2006	2005
Liabilities and stockholders' equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 8)	Ps. 12,551,272	Ps. 15,540,961
Accounts payable and accrued liabilities (Note 10)	33,967,468	28,292,467
Taxes payable	2,952,123	1,793,372
Deferred credits (Note 9)	2,158,819	2,067,641
Total current liabilities	51,629,682	47,694,441

Long-term debt (Note 8)	88,192,065	81,311,857
Labor obligations (Note 7)	2,271,122	2,123,851
Deferred taxes (Note 15)	15,981,198	16,509,620
Total liabilities	158,074,067	147,639,769

Stockholders' equity (Note 14):
Capital stock:
Historical	252,539	275,564
Restatement increment	26,743,735	28,375,590
	26,996,274	28,651,154

Premium on sale of shares	20,161,138	20,161,138
Retained earnings:
Prior years	101,082,282	101,556,165
Current year	28,533,965	30,005,924
	129,616,247	131,562,089
Other accumulated comprehensive income items	(73,561,354)	(72,391,715)
Majority stockholders' equity	103,212,305	107,982,666
Minority interest	2,743,625	10,580,327
Total stockholders' equity	105,955,930	118,562,993
Total liabilities and stockholders' equity	Ps. 264,029,997	Ps. 266,202,762

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	Year ended December 31
	2006	2005
Operating revenues:
Local service	Ps. 60,428,477	Ps. 62,252,241
Long-distance service:
Domestic	40,204,759	39,335,258
International	13,234,336	14,024,566
Interconnection service	18,364,587	19,586,241
Corporate networks	22,693,486	20,324,018
Internet	12,295,559	11,071,078
Other	7,784,919	6,911,314
	175,006,123	173,504,716
Operating costs and expenses:
Cost of sales and services	35,799,289	36,064,400
Commercial, administrative and general expenses	35,035,378	29,172,748
Transport and interconnection	31,317,562	30,421,270
Depreciation and amortization (Notes 4 to 6)	24,563,262	25,998,693
	126,715,491	121,657,111
Operating income	48,290,632	51,847,605

Comprehensive financing cost:
Interest income	(3,647,768)	(4,059,624)
Interest expense	8,088,002	8,060,066
Exchange loss, net	1,639,144	3,761,792
Monetary gain, net	(2,453,292)	(2,108,722)
	3,626,086	5,653,512
Income before income tax and, employee profit sharing	44,664,546	46,194,093

Provisions for (Note 15):
Income tax	13,058,898	12,309,779
Employee profit sharing	3,001,692	3,049,252
	16,060,590	15,359,031
Income before equity interest in net income of affiliates	28,603,956	30,835,062
Equity interest in net income of affiliates	457,876	69,056
Net income	Ps. 29,061,832	Ps. 30,904,118
Distribution of net income:
Majority interest	Ps. 28,533,965	Ps. 30,005,924
Minority interest	527,867	898,194
	Ps. 29,061,832	Ps. 30,904,118
Weighted average of shares issued and outstanding (millions)
	20,948	22,893

Majority net income per share	Ps. 1.36	Ps. 1.31

The accompanying notes are an integral part of these financial statements.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos, except for dividends per share, with purchasing power at December 31, 2006)

		Premium on sale of shares	Retained earnings			Other accumulated comprehensive income items	Majority stockholders' equity
	Capital stock		Legal reserve	Unappropriated	Total			Minority interest	Comprehensive income	Total stockholders' equity
Balances at December 31, 2004	Ps. 30,106,118	Ps. 20,161,138	Ps. 15,563,309	Ps. 106,980,805	Ps. 122,544,114	Ps. (70,170,474)	Ps. 102,640,896	Ps. 15,361,095		Ps. 118,001,991
Initial accumulated effect of swaps, net of deferred taxes						335,846	335,846			335,846
Appropriation of earnings approved at ordinary stockholders' meeting held in April 2005:
Cash dividend paid at Ps. 0.391 per share (Ps. 0.370 historical)				(8,902,638)	(8,902,638)		(8,902,638)			(8,902,638)
Repurchase of Company's own shares in cash	(1,454,964)			(16,786,141)	(16,786,141)		(18,241,105)			(18,241,105)
Excess of book value over sale price of shares sold to companies under common control				(101,245)	(101,245)		(101,245)			(101,245)
Gain on sale of entities to companies under common control				1,154,232	1,154,232	26,956	1,181,188	(1,181,188)
Acquisition of minority interest and contribution from minority stockholders				3,647,843	3,647,843	251,454	3,899,297	(3,114,916)		784,381
Comprehensive income:
Net income of the year				30,005,924	30,005,924		30,005,924	898,194	Ps. 30,904,118	30,904,118
Other comprehensive income items:
Effect of available-for-sale securities:
Gain for the year						1,749,490	1,749,490		1,749,490	1,749,490
Gain on sale recognized of securities						(533,842)	(533,842)		(533,842)	(533,842)
Changes in fair value of swaps, net of deferred taxes						(175,999)	(175,999)		(175,999)	(175,999)
Effect of translation of foreign entities						387,664	387,664	402,495	790,159	790,159
Deficit from holding non-monetary assets, net of deferred taxes						(4,262,810)	(4,262,810)	(1,785,353)	(6,048,163)	(6,048,163)
Comprehensive income									Ps. 26,685,763
Balances at December 31, 2005	28,651,154	20,161,138	15,563,309	115,998,780	131,562,089	(72,391,715)	107,982,666	10,580,327		118,562,993
Appropriation of earnings approved at ordinary stockholders' meeting held in April 2006:
Cash dividend paid at Ps.0.411 per share (Ps. 0.403 historical)				(8,525,608)	(8,525,608)		(8,525,608)			(8,525,608)
Cash dividend paid to minority stockholders in subsidiary				(193,552)	(193,552)		(193,552)	(214,507)		(408,059)
Repurchase of Company's own shares in cash	(1,654,880)			(22,134,428)	(22,134,428)		(23,789,308)			(23,789,308)
Acquisition of minority interest				373,781	373,781		373,781	(8,889,877)		(8,516,096)
Gain on dilution of investment in affiliate						827,177	827,177	25,904		853,081
Comprehensive income:
Net income of the year				28,533,965	28,533,965		28,533,965	527,867	Ps. 29,061,832	29,061,832
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes						(121,475)	(121,475)		(121,475)	(121,475)
Effect of translation of foreign entities						1,320,123	1,320,123	889,328	2,209,451	2,209,451
Deficit from holding non-monetary assets, net of deferred taxes						(3,195,464)	(3,195,464)	(175,417)	(3,370,881)	(3,370,881)
Comprehensive income									Ps. 27,778,927
Balances at December 31, 2006 (Note 14)	Ps. 26,996,274	Ps. 20,161,138	Ps. 15,563,309	Ps. 114,052,938	Ps. 129,616,247	Ps. (73,561,354)	Ps. 103,212,305	Ps. 2,743,625		Ps. 105,955,930

The accompanying notes are an integral part of these financial statements.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

	Year ended
	December 31
	2006	2005
Operating activities
Net income	Ps. 29,061,832	Ps. 30,904,118
Add (deduct) items not requiring the use of resources:
Depreciation	23,253,805	25,051,988
Amortization	1,309,457	946,705
Deferred charges	222,591	327,109
Deferred taxes	(755,696)	(2,570,165)
Equity interest in net income of affiliates	(457,876)	(69,056)
Impairment of goodwill	294,241
Labor obligation costs	4,721,761	4,854,317
	57,650,115	59,445,016
Changes in operating assets and liabilities:
(Increase) decrease in:
Marketable securities	(2,758,465)	303,623
Accounts receivable	(5,689,407)	2,543,957
Inventories for sale	(1,315,076)	(866,038)
Prepaid expenses and others	(744,918)	376,322
(Decrease) increase in:
Labor obligations:
Contributions to trust fund	(91,270)	(63,238)
Payments to employees	(203,759)	(233,502)
Accounts payable and accrued liabilities	5,561,067	(771,659)
Taxes payable	1,497,355	(5,972,710)
Deferred credits	16,392	(206,663)
Resources provided by operating activities	53,922,034	54,555,108

Financing activities
New loans	24,167,284	26,463,962
Repayment of loans	(15,458,733)	(20,677,797)
Effect of exchange rate differences and variances in debt expressed in constant pesos	(4,819,639)	(8,011,869)
Decrease in capital stock and retained earnings due to repurchases of Company's own shares	(23,789,308)	(18,241,105)
Dividends paid	(8,525,608)	(8,902,638)
Contribution of minority stockholders		1,076,552
Dividends paid to minority stockholders in subsidiary	(408,059)
Resources used in financing activities	(28,834,063)	(28,292,895)

	Year ended
	December 31
	2006	2005
Investing activities
Plant, property and equipment	(21,152,514)	(25,614,596)
Available-for-sale securities		7,617,249
Inventories for operation of the telephone plant	(384,511)	(3,254)
Subsidiaries and affiliated companies	(11,621,950)	(5,600,756)
Initial cash balance from equity investment in subsidiaries	55,705	133,846
Other investments	(548,595)	(633,752)
Resources used in investing activities	(33,651,865)	(24,101,263)

Net (decrease) increase in cash and cash equivalents	(8,563,894)	2,160,950
Cash and cash equivalents at beginning of year	24,715,138	22,554,188
Cash and cash equivalents at end of year	Ps. 16,151,244	Ps. 24,715,138

The accompanying notes are an integral part of these financial statements.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

1. Description of the Business and Significant Accounting Policies

I. Description of the Business

Telefonos de Mexico, S.A.B. de C.V. and its subsidiaries (collectively "the Company" or "TELMEX") provide telecommunications services, primarily in Mexico and several countries in Latin America.

Revenues are obtained primarily from telecommunications services, which are comprised of local telephone services, domestic and international long-distance services, interconnection of subscribers with cellular networks (calling party pays), as well as the interconnection of domestic long-distance operators', cellular telephone companies' and local service operators' networks with the TELMEX local network and data transmission to corporate networks and internet services. Other revenues are also obtained from the sale of advertising in the Company's telephone directory and the sale of telephone equipment.

An analysis of the principal subsidiaries and associated companies at December 31, 2006 and 2005 is as follows:

		Equity interest % at December 31
Company	Country	2006	2005
Subsidiaries:
Controladora de Servicios de
Telecomunicaciones, S.A. de C.V.	Mexico	100.0%	100.0%
Alquiladora de Casas, S.A. de C.V.	Mexico	100.0	100.0
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0	100.0
Cia. de Telefonos y Bienes Raices, S.A. de C.V.	Mexico	100.0	100.0
Consorcio Red Uno, S.A. de C.V.	Mexico	100.0	100.0
Telefonos del Noroeste, S.A. de C.V.	Mexico	100.0	100.0
Uninet, S.A. de C.V.	Mexico	100.0	100.0
Embratel Participações S.A.	Brazil	97.0(1)	72.3 (1)
Empresa Brasileira de Telecomunicações S.A.	Brazil	96.0	96.3
Star One S.A.	Brazil	77.6	77.1
Primesys Soluçoes Empresariais, S.A.	Brazil	96.0	71.6
Telmex do Brasil Ltda.	Brazil	97.0	72.3
Telmex Chile Holding S.A.	Chile	100.0	100.0
Telmex Corp. S.A. (formerly Chilesat Corp. S.A.)	Chile	99.7	99.7
Techtel LMDS Comunicaciones
Interactivas, S.A.	Argentina	100.0	100.0
Telmex Argentina S.A.	Argentina	100.0	100.0
Metrored Telecomunicaciones S.R.L.	Argentina	100.0	100.0
Telmex Colombia S.A.	Colombia	100.0	100.0
Superview Telecomunicaciones, S.A.	Colombia	99.2
Telmex Peru S.A.	Peru	100.0	100.0
Seccion Amarilla USA LLC	U.S.A.	80.0

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

1. Description of the Business and Significant Accounting Policies (continued)
		Equity interest % at December 31
Company	Country	2006	2005
Affiliated companies:
Net Serviços de Comunicação S.A.	Brazil	38.6(2)	26.8(2)
Grupo Telvista, S.A. de C.V.	Mexico	45.0	45.0
2Wire, Inc.	U.S.A.	13.0

(1) At December 31, 2006 TELMEX holds 98.0% of the controlling shares of this subsidiary (97.3% in 2005).

(2) Corresponds to the indirect shareholding percentage of TELMEX in Net; the direct and indirect interest of Embratel Participações S.A. in Net Serviços de Comunicação S.A. (Net) at December 31, 2006, is 39.9% (37.1% in 2005).

The amended Mexican government concession under which TELMEX operates in Mexico was reviewed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

Under this concession, the Company's basic telephone service rates are subject to a ceiling determined by the Federal Telecommunications Commission (COFETEL). During the last six years, TELMEX management has decided not to raise the rates for basic services.

Empresa Brasileira de Telecomunicações S.A. (Embratel), TELMEX's most important foreign subsidiary, provides domestic and international long-distance services, data transmission and other services, and through its subsidiary Star One S.A. (Star One), it provides satellite services. Both companies operate under two separate concessions granted by the Brazilian federal government via the Brazilian Telecommunications Agency (ANATEL).

The concession for domestic and international long-distance services is in force through December 31, 2025 and the satellite concession is in force through December 31, 2020. Both concessions may be renewed upon expiration. The rest of the countries also operate under concessions and government licenses.

II. Significant Accounting Policies

The significant accounting policies and practices observed by the Company in the preparation of the financial statements, which are in conformity with Mexican Financial Reporting Standards (MFRS), which are comprised of the bulletins issued by the Mexican Institute of Public Accountants that have not yet been modified, replaced or abolished by the MFRS, as well as the MFRS issued by the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera, A.C. or "CINIF"), are described below:

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

1. Description of the Business and Significant Accounting Policies (continued)

On March 12, 2007, TELMEX's audit committee and management authorized the issuance of the accompanying financial statement and its corresponding notes at December 31, 2006 and 2005. These financial statements must also be approved by the Company's board of directors and stockholders at their next meetings.

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation

The consolidated financial statements include the accounts of Telefonos de Mexico, S.A.B de C.V. and its subsidiaries. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

The results of operations of the subsidiaries and affiliates were included in the Company's financial statements as of the month following its acquisition.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Minority interest refers primarily to certain foreign subsidiaries.

ii) Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates were translated into Mexican pesos, as follows:

The financial statements as reported by the foreign subsidiaries are adjusted to conform to MFRS, in their local currency, and are subsequently restated to local currency with purchasing power as of the balance sheet date, based on the inflation rate of the country in which the subsidiary operates.

All balance sheet amounts, except for stockholders' equity, are translated into Mexican pesos at the prevailing exchange rate at year-end; stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The restated amounts of the income statement are translated into Mexican pesos at the prevailing exchange rate at the end of the year being reported.

Exchange rate changes and the monetary position effect derived from intercompany monetary items are included in the consolidated income statements.

The difference resulting from the translation process is called "Effect of translation of foreign entities" and is included in stockholders' equity as part of the caption "Other comprehensive income items".

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

1. Description of the Business and Significant Accounting Policies (continued)

b) Recognition of revenues

Revenues are recognized when services are rendered. Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from prepaid internet plans are recorded as service is provided. Revenues and expenses from the sale of advertising in the telephone directory are recorded at the time telephone directories are published. Revenues from the sale of equipment are recorded when the product is delivered.

Revenues from local service are comprised of new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepaid plans.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. Revenues for international long-distance service also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

c) Recognition of the effects of inflation on financial information

The effects of inflation on financial information are recognized in the financial statements, consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2006. The weighted restatement factor applied to the financial statements at December 31, 2005 as originally issued was 1.0648, which was determined based on revenues, as well as on the average weighted inflation rate and on the changes in the exchange rate for each of the countries in which the Company operates.

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment is depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 4c).

Inventories for the operation of the telephone plant are valued using the average cost method and are restated on the basis of specific indexes. The restated value of inventories is similar to its replacement cost, not in excess of its market value.

Other non-monetary assets are restated using the inflation adjustment factors for each country.

Capital stock, premium on sale of shares and retained earnings were restated using adjustment factors obtained from the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico (Mexico's central bank).

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

1. Description of the Business and Significant Accounting Policies (continued)

The deficit from restatement of stockholders' equity consists of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was Ps. 14,613,114, and of the result from holding non-monetary assets, which represents the difference between the restatement by the specific indexation method and restatement based on the NCPI. This item is included in stockholders' equity as part of the caption "Other comprehensive income items".

The net monetary position gain included in the statements of income as part of the caption "Comprehensive financing cost", represents the effect of inflation on monetary assets and liabilities.

The statement of changes in financial position is prepared based on the financial statements expressed in constant Mexican pesos. The sources and applications of resources represent the change in constant Mexican pesos in the different balance sheet items that affect cash balances. Monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

d) Cash equivalents, marketable securities and instruments available for sale

Cash equivalents are represented basically by time deposits in financial institutions with maturities of less than 90 days.

Marketable securities are represented by equity securities held for trading; instruments available for sale were represented by equity securities (see Note 2). Both are stated at market value. Changes in the market value of instruments classified astrading are recognized in results of operations. Changes in the market value of instruments classified as available for sale are included in stockholders' equity until they are sold.

f) Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company's experience, the age of balances and economic trends, as well as on the assessment of accounts receivable in litigation. The allowance for doubtful accounts covers basically balances of accounts receivable over 90 days old.

f) Equity investment in affiliates

The equity investment in affiliates is valued using the equity method. This accounting method consists basically of recognizing our equity interest in the results of operations and in the stockholders' equity of investees at the time such results are determined (see Note 6).

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

1. Description of the Business and Significant Accounting Policies (continued)

g) Business acquisitions and goodwill

Business acquisitions are recorded using the purchase method. The acquisition of minority interest is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired at purchase date. Goodwill is not amortized, however it is subject to annual impairment tests, and is adjusted for any impairment losses.

In 2006, the Company recorded impairment of goodwill in the amount of Ps. 294,241, which was included in the caption "Comprehensive financing cost".

h) Licenses

TELMEX records licenses at acquisition cost and restates them based on the inflation rate of each country. Licenses are amortized in conformity with the terms of each license, over periods ranging from five to twenty-nine years.

i) Impairment of assets

When there are indications of impairment in the value of long-lived assets, the recoverable value of the related assets is estimated, which is defined as the higher of the asset's net selling price or its value in use, which is computed based on discounted cash flows. When the net carrying amount of an asset exceeds its recoverable value, the difference is recognized as an impairment loss.

j) Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

k) Labor obligations

Pension, seniority premium and medical assistance plan costs and termination payments are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 7).

l) Accruals

Accruals are recognized whenever (i) the Company has a current obligation (legal or assumed) as a result of a past event, (ii) it is probable that a cash disbursement will be required to settle such obligation and (iii) the obligation can be reasonably estimated.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

1. Description of the Business and Significant Accounting Policies (continued)

If the effect of the time value of money is material, accrued amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects market conditions at the balance sheet date and, where appropriate, the specific risk to the corresponding liability. In these cases, the increase in the accrual is recognized as a financing expense.

The Company recognizes contingent liabilities only when a cash disbursement is probable. Also, commitments are only recognized when they generate a loss.

m) Financial derivative instruments and hedging activities

To protect itself against risks from fluctuations in interest and exchange rates, the Company uses derivative financial instruments that have been designated and qualified as cash flow hedges (interest-rate swaps).

For cash flow hedges, the effective portion of the derivative's gains or losses is recognized in stockholders' equity in the caption "Other accumulated comprehensive income items", and the ineffective portion is recognized in income. The effectiveness of the derivative instruments is determined at the time they are designated as a hedge. The effectiveness of the hedging derivative is established at the inception of the hedge. Hedges are considered to be highly effective when in the initial assessment and during the hedging period, the changes in the fair value or cash flows of the hedged item are offset on a period-by-period or cumulative basis, as selected, and the hedge documentation establishes changes in the fair value or cash flows of the derivative itself by a range between 80% and 125%.

n) Income tax and employee profit sharing

Deferred taxes are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are determined on all temporary differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate at the date of the financial statements, or the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are more likely than not to be realized.

Employee profit sharing is recognized only on temporary items considered non-recurring with a known turnaround time.

o) Comprehensive income

In conformity with Mexican accounting Bulletin B-4, Comprehensive Income, comprehensive income consists of current year net income plus the effects of deferred taxes, the effects of translation of foreign entities, changes in minority interest, the result

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

1. Description of the Business and Significant Accounting Policies (continued)

from holding non-monetary assets, the changes in the fair value of financial instruments classified as available for sale and the changes in the fair value of the swaps applied directly to stockholders' equity.

p) Earnings per share

The Company determined earnings per share by dividing majority net income by the average weighted number of shares issued and outstanding during the year, with the exception of shares acquired by the Company, as specified in Mexican accounting Bulletin B-14, Earnings per Share.

q) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

r) Concentration of risk

The Company invests a portion of its excess cash in time deposits in financial institutions with strong credit ratings. TELMEX does not believe it has significant concentrations of credit risks in its accounts receivable, as it has a broad customer base that is geographically diverse.

s) Segment information

Segment information is prepared based on information used by the Company in its decision making processes based on the geographical areas in which TELMEX operates, in conformity with the requirements of Mexican accounting Bulletin B-5, Financial Information by Segment (see Note 16).

t) New accounting pronouncements

The most important matters from the new pronouncements that came into force in 2006 are as follows:

MFRS A-3, "User Needs and the Objective of Financial Statements", establishes, among other provisions, that the statement of changes in financial position will be substituted by a statement of cash flows whenever so required by the specific standards. At December 31, 2006, there are not yet any specific rules for the issuance of the statements of cash flows. Therefore, the statement of changes in financial position will continue being used, until such time as the specific standards have been issued.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

1. Description of the Business and Significant Accounting Policies (continued)

MFRS A-5, "Basic Elements of Financial Statements", includes a new classification of revenues and expenses in the statement of income, as either ordinary or non-ordinary. Ordinary revenues and expenses derive from common transactions or events; in other words, they are those transactions carried out for the entity's own business purposes, either on a frequent or non-frequent basis. Non-ordinary revenues and expenses correspond to unusual transactions or events, both frequent or non-frequent. Also, this pronouncement excludes such items that, under the abolished Mexican accounting Bulletin A-7, "Comparability", issued by the Accounting Principles Board, were considered either as special or extraordinary. Therefore, these items must be considered as part of the ordinary or non-ordinary result, respectively.

This MFRS also requires entities to recognize in income "other comprehensive income items" at the time the net assets that gave rise to them are realized.

However, Mexican accounting Bulletin B-3, "Statements of Income", in force at December 31, 2006, issued by the Accounting Principles Board, has made no reference to such classification or provided the rules for transfering "other comprehensive income items". Consequently, statements of income are still presented, as required by Bulletin B-3 in force as of December 31, 2006, based on the conclusions of Interpretation MFRS 3, "Initial Application of the FRSs", issued in January 2006, which establishes that companies must temporarily observe the requirements of the specific MFRS that have yet to be modified, while their adaptation to the MFRS conceptual framework is underway.

The new MFRS B-3, "Statements of Income", issued by the CINIF, will take effect on January 1, 2007. Therefore, the requirement to classify revenues and expenses as either ordinary or non-ordinary will be effective on December 31, 2007, as required by the presentation rules provided under the standard.

MFRS A-7, "Preparation and Disclosure", requires that the date on which the issuance of the financial statements was approved, as well as the names of the entity officers or governing bodies that authorize their issuance, be disclosed in the financial statements.

MFRS B-1, "Accounting Changes and Error Corrections", establishes that changes in internal accounting policies and reclassifications and error corrections must be recognized retrospectively, so that both the basic financial statements for the most recent period presented and those presented for comparison with the current period statements are adjusted as if the new policy, classification or error correction had always been applied. This MFRS also requires that, in the event of reclassifications, the affected captions and the related amounts be disclosed as they were previously presented and after giving effect to each reclassification.

The adoption of these new rules had no effect on the Company's financial statements.

The following new pronouncements entered into force on January 1, 2007:

MFRS B-3, "Statement of Income", establishes the guidelines for classifying revenues, costs and expenses as either "ordinary or non-ordinary", modifies certain specific MFRS, redefines the primary sections of the statements of income to provide a new

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

1. Description of the Business and Significant Accounting Policies (continued)

classification of either "ordinary" or "income level" items, and eliminates the special and extraordinary item classifications from the statement of income, as well as the caption initial accumulated effect of changes in accounting principles, which is consistent with the MFRS B-1 mentioned above.

The Interpretation of MFRS 4, "Presentation of Employee Profit Sharing in the Statement of Income" establishes that employee profit sharing shall no longer be presented as a tax provision, but instead, such item sahll be included as an ordinary expense in the caption "Other income and expenses".

MFRS B-13, "Subsequent Events at the Date of the Financial Statements", modifies the former rules relative to subsequent events, by establishing that certain events, such as the restructuring of assets and liabilities and the relinquishing of creditors of their collection rights in the case of debt default, shall be disclosed in the notes to the financial statements and recognized in the period in which they took place. Accordingly, the financial statements may no longer be adjusted to reflect such subsequent events, as was permitted under Bulletin B-13.

MFRS C-13, "Related Parties", broadens the concept of related parties to mention joint ventures in which the reporting entity participates, immediate family members of key management personnel or directors, as well as funds derived from labor obligation plans. This standard obligates entities to disclose the relationship between the controlling company and its subsidiary, irrespective of whether transactions were carried out between them in the period or not. MFRS C-13 also establishes that the reporting entity may disclose that the considerations for transactions carried out with its related parties are at arm's length, provided that it can be demonstrated. Finally, MFRS C-13 also requires entities to disclose information on the compensation paid to the entity's key managerial personnel or relevant Company directors.

MFRS D-6, "Capitalization of the Comprehensive Financing Cost", establishes that entities must capitalize Comprehensive Financing Cost (CFC), which was previously optional. Capitalizable CFC is defined as the amount attributable to qualifying assets that could have been avoided if such acquisition had not taken place. Qualifying assets are defined as those assets acquired by an entity requiring a prolonged acquisition period in order to use, sell or lease them. MFRS D-6 establishes the conditions necessary for the capitalization of CFC and the method under which the capitalizable amount must be determined, and also provides guidelines for determining when such capitalization must be suspended.

u) Reclassifications

Certain captions shown in the 2005 financial statements as originally issued have been reclassified for uniformity of presentation with the 2006 financial statements. In 2005, minority interest in Mexican subsidiaries was reclassified since, due to its materiality, this item had been presented in the caption "Other comprehensive loss items" under majority stockholders' equity.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

2. Marketable Securities and Instruments Available for Sale

An analysis of investments in financial instruments at December 31, 2006 and 2005 is as follows:

	December 31, 2006		December 31, 2005
	Cost	Market value	Cost	Market value
Marketable securities
Shares	Ps. 2,764,641	Ps. 2,815,145	Ps. 447,725	Ps. 197
Corporate bonds			50,064	56,483
Total	Ps. 2,764,641	Ps. 2,815,145	Ps. 497,789	Ps. 56,680

Marketable Securities

At December 31, 2006, the net unrealized gain on marketable securities was Ps. 50,504 (unrealized loss of Ps. 441,109 in 2005).

The realized losses on sale of shares and bonds in 2006 were Ps. 424,701 (Ps. 72,762 in 2005) for shares and Ps. 15,548 (realized gain of 11,814 in 2005), respectively, which correspond to the difference between the original cost and the market value of the shares and bonds at the time of sale.

In 2006, the Company acquired 20.7 million common shares of Portugal Telecom, SGPS, S.A. (Portugal Telecom) for Ps. 2,849,671 (USD 252.3 million) and sold 700,000 shares for Ps. 96,072 (USD 8.7 million). Portugal Telecom provides telecommunication services in Portugal and Brazil.

Instruments Available for Sale

On April 21, 2004, the Company converted Ps. 7,617,249 (USD 597.9 million) of bonds issued by MCI Inc. (MCI) with a face value of USD 1,759 million, in exchange for 25.6 million common MCI shares, which were classified as available for sale. At that time, MCI was subject to the proceedings of Chapter 11 of the U.S. Bankruptcy Code.

On April 9, 2005, TELMEX and other related parties entered into an agreement to sell their MCI shares to Verizon Communications Inc. (Verizon). On May 17, 2005, Verizon paid in cash USD 25.72 per MCI common stock, for a total of Ps. 8,334,225. TELMEX recognized a gain of Ps. 533,842 in 2005 as a result of the sale of these shares, which was recognized in "Comprehensive financing cost".

In 2005, TELMEX received dividends from MCI of Ps. 126,435, which were recognized in "Comprehensive financing cost".

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

3. Accounts Receivable

An analysis of accounts receivable is as follows:

	2006	2005
Subscribers	Ps. 34,112,807	Ps. 34,652,241
Link-up services	1,087,966	1,346,559
Related parties	799,429	392,799
Other	5,975,357	2,642,025
	41,975,559	39,033,624
Less:
Allowance for doubtful accounts	5,380,280	8,049,806
Total	Ps. 36,595,279	Ps. 30,983,818

An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Beginning balance at January 1	Ps. 8,049,806	Ps. 12,882,147
Effect of acquired companies	7,775	4,894
Increase through charge to expenses	3,275,057	2,799,847
Charges to allowance, derived mainly from Embratel	(6,078,218)	(8,029,489)
Translation effect	125,860	392,407
Ending balance at December 31	Ps. 5,380,280	Ps. 8,049,806

4. Plant, Property and Equipment

  Plant, property and equipment consist of the following:
	2006	2005
Telephone plant and equipment	Ps. 362,532,636	Ps. 349,654,776
Land and buildings	47,227,563	46,423,984
Computer equipment and other assets	62,880,547	60,174,774
	472,640,746	456,253,534
Less:
Accumulated depreciation	323,917,451	305,089,101
Net	148,723,295	151,164,433
Construction in progress and advances to equipment suppliers	8,179,558	9,169,713
Total	Ps. 156,902,853	Ps. 160,334,146

Constructions in progress are comprised mainly of investments being made by Embratel and Star One.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

4. Plant, Property and Equipment (continued)

Embratel's construction in progress refers mainly to projects related to its telephone plant. Accumulated expenses of such projects at December 31, 2006 and 2005 aggregate Ps. 2,266,143 and Ps. 2,913,993, respectively. These projects are scheduled to be completed and transferred to the plant mostly during the first half of 2007.

At December 31, 2006 and 2005, Star One increased its constructions in progress by Ps. 1,443,756 and
Ps. 1,593,422, respectively, due to the beginning of the construction of satellite C-2 in 2005 and the increase in the investment in progress of satellite C-1; both satellites C-2 and C-1 are scheduled to enter into orbit in 2007. The total amount of these contracts is Ps. 5,633,667 and the balance of these projects recorded in constructions in progress at December 31, 2006 aggregates Ps. 4,087,902.

In plant, property and equipment, include the following assets which are held under capital leases:

	2006	2005
Assets under capital leases	Ps. 464,590	Ps. 3,370,469
Less: Accumulated depreciation	256,818	1,407,188
Net	Ps. 207,772	Ps. 1,963,281

b) Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (CNBV).

Effective January 1, 1997, the use of appraisals was eliminated. At December 31, 2006 and 2005, this caption was restated in each country, as follows:

  The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

  The appraised value of land, buildings and other fixed assets of Mexican origin at December 31, 1996, and the cost of subsequent additions to such assets are restated based on the NCPI.

At December 31, 2006, approximately 61% (60% in 2005) of the value of the plant, property and equipment has been restated using specific indexation factors.

c) Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 20.0%. The rest of the Company's assets are depreciated at rates ranging from 10% to 33.3%. Depreciation charged to expenses was Ps. 23,253,805 in 2006 and
Ps. 25,051,988 in 2005

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

5. Licenses and Trademarks

An analysis of licenses and trademarks at December 31, 2006 and 2005 is as follows:

	2006	2005
Licenses, net	Ps. 4,132,508	Ps. 4,306,188
Trademarks, net	1,134,943	659,761
Total	Ps. 5,267,451	Ps. 4,965,949

Licenses

An analysis of licenses and their amortization at December 31, 2006 and 2005 is as follows:

	2006	2005
Investment	Ps. 7,059,046	Ps. 5,809,187
Accumulated amortization	2,926,538	1,502,999
Net	Ps. 4,132,508	Ps. 4,306,188

In Mexico, TELMEX has concessions to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

Foreign entities have software licenses and licenses for use of point-to-point and point-to-multipoint links.

An analysis of changes in this item in 2006 is as follows:

	Balance at January 1, 2006	Effect of acquired companies	Investment and amortization of the year	Translation effect	Balance at December 31, 2006
Investment	Ps. 5,809,187	Ps. 3,777	Ps. 655,397	Ps. 590,685	Ps. 7,059,046
Accumulated Amortization	1,502,999		1,081,668	341,871	2,926,538
Net	Ps. 4,306,188	Ps. 3,777	Ps.(426,271)	Ps. 248,814	Ps. 4,132,508

An analysis of changes in this item in 2005 is as follows:

	Balance at January 1, 2005	Effect of acquired companies	Investment and amortization of the year	Effect of translation	Balance at December 31, 2005
Investment	Ps. 4,637,312	Ps. 216,840	Ps. 633,752	Ps. 321,283	Ps. 5,809,187
Accumulated amortization	420,594		908,487	173,918	1,502,999
Net	Ps. 4,216,718	Ps. 216,840	Ps.(274,735)	Ps. 147,365	Ps. 4,306,188

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

5. Licenses and Trademarks (continued)

Trademarks

At December 31, 2006, the Company has well-known trademarks of certain acquired foreign companies, which were recognized at their fair value, based on appraisals performed by independent experts.

An analysis of trademarks and their amortization at December 31, 2006 and 2005 is as follows:

	2006	2005
Investment	Ps. 1,328,334	Ps. 659,761
Accumulated amortization	193,391
Net	Ps. 1,134,943	Ps. 659,761

An analysis of the changes in 2006 is as follows:

	Balance at January 1, 2006	Investment and amortization of the year	Translation effect	Balance at December 31, 2006
Investment	Ps. 659,761	Ps. 613,159	Ps. 55,414	Ps. 1,328,334
Accumulated amortization		193,391		193,391
Net	Ps. 659,761	Ps. 419,768	Ps. 55,414	Ps. 1,134,943

The amortization expense related to other deferred charges amounted to Ps. 34,398 in 2006 and Ps. 83,394 in 2005.

6. Equity Investments

I. Investments in affiliates

An analysis of the equity investments in affiliated companies at December 31, 2006 and 2005, and a brief description of each, is as follows:

	2006	2005
Equity investments in:
Grupo Telvista, S.A. de C.V.	Ps. 432,208	Ps. 405,856
Net Serviços de Comunicação S.A.	2,177,845	245,270
2Wire, Inc.	166,610
Other	229,773	205,082
	Ps. 3,006,436	Ps. 856,208

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

6. Equity Investments (continued)

Grupo Telvista

TELMEX holds a 45% equity interest in Grupo Telvista, S.A. de C.V., a company which through its subsidiaries provides telemarketing services in Mexico and the U.S.A.

Net Serviços de Comunicação S.A.

During 2006, Embratel Participações S.A. (Embrapar) increased its equity interest in Net Serviços de Comunicação S.A. (Net) by 2.8% through four successive transactions: in May for Ps. 1,264,229 (USD 108.0 million), in June for Ps. 339,107 (USD 30.8 million), in November for Ps. 151,474 (USD 13.7 million) and in December for Ps. 1,002 (USD .09 million). After such increases, Embrapar's equity interest in Net is 39.9% and TELMEX's effective indirect equity interest in Net is 38.6%

At an extraordinary stockholders' meeting held on October 31, 2006, it was decided to increase Net's capital stock by Ps. 2,740,172 (R$537,023). Consequently, in November and December 2006, Embrapar and Embratel made capital contributions to Net, which correspond to the contributions made in November and December 2006 described in the preceding paragraph. As a result of this capital increase, and since new stockholders took part in such capital increase, Embrapar's and Embratel's equity interest in Net was diluted from 43.0 % to 39.9%, which gave rise to a credit to TELMEX's stockholders' equity of
Ps. 853,081. This capital increase was made in order to allow Net to acquire a 36.7% equity interest in Vivax S.A., a cable television operator and one of Brazil's main broadband Internet service providers.

In 2005 and in accordance with the agreements entered into by and between TELMEX and Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, "Globo"), TELMEX acquired an equity interest in Net, which is the largest cable television operator in Brazil. The total acquisition cost of these transactions amounted to Ps. 4,027,382 (USD 326.3 million). TELMEX's total equity interest in Net was 37.1%, which was subsequently transferred to Embrapar in October 2005.

2Wire

In December 2005, TELMEX agreed with Alcatel USA (Alcatel) and AT&T, to jointly invest in 2Wire, Inc. (2Wire), a broadband platform service provider for homes and small offices, located in the U.S. On January 27, 2006, TELMEX acquired an 18.5% equity interest in 2Wire for Ps. 943,842 (USD 87.8 million). Subsequently, AT&T acquired from TELMEX an additional 5.5% equity interest in 2Wire for Ps. 280,035 (USD 26.05 million), through the prepayment of an option and at the same price paid by TELMEX.. This transaction took place on December 1, 2006. Consequently, at December 31, 2006, TELMEX holds a 13% equity interest in 2Wire. Goodwill generated was Ps. 431,927.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

6. Equity Investments (continued)

Technology and Internet

On June 21, 2005, the Company sold its 50% equity interest in Technology and Internet LLC to Grupo Condumex, S.A. de C.V., an entity under common control, for Ps. 46,261. As a result of this transaction, the Company recognized a charge of Ps. 101,245 in its stockholders' equity.

For the years ended December 31, 2006 and 2005, the equity interest in associated companies represented credits to results of operations of Ps. 457,876 and Ps. 69,056, respectively, and charges to stockholders' equity of Ps. 209,295 and Ps. 209,040, respectively.

An analysis of changes in goodwill at December 31, 2006 and 2005 is as follows:

	2006	2005
Initial balance	Ps. 8,055,791	Ps. 3,502,404
Negative goodwill credited to income		45,176
Goodwill generated	2,330,864	4,851,082
Impairment adjustment	(294,241)
Purchase adjustments	(1,109,198)	(342,871)
Effect of translation	159,218
Ending balance	Ps. 9,142,434	Ps. 8,055,791

II. Investments in subsidiaries

Investments in 2006

In 2006, the Company acquired two subsidiaries and one associated company, and increased Embrapar's equity interest in Net by 2.8%. The results of operations of such acquisitions were included in the Company's financial statements as of the month following the acquisition

All acquisitions were recorded using the purchase method. The allocation of the purchase price to the net assets acquired based on its fair values at acquisition date is as follows:

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

6. Equity Investments (continued)

Values at acquisition date

	2Wire January 2006	Net May 2006	Net June 2006	Superview October 2006	Sausa October 2006	Embrapar November 2006	Net November 2006	Embrapar December 2006	Net December 2006	Total
Current assets	Ps.2,135,326	Ps.5,545,319	Ps.5,361,401	Ps. 71,911	Ps. 75,413	Ps. 28,393,515	Ps. 7,183,279	Ps.28,811,202	Ps. 9,152,480
Fixed assets	1,050,041	4,726,186	4,666,179	275,914	4,241	36,603,200	4,983,725	36,810,726	5,493,528
Licenses and trademarks		795,868	787,266	2,854			744,355		735,749
Less:
Current liabilities	991,436	1,757,673	1,905,366	53,472	148,168	17,839,182	2,119,227	17,791,153	2,241,406
Long-term liabilities	410,239	6,742,372	6,644,083			11,093,983	8,099,838	11,237,863	7,678,011
Fair value of net assets acquired prior to giving effect to the increase in equity interest acquired	1,783,692	2,567,328	2,265,397	297,207	(68,514)	36,063,550	2,692,294	36,592,912	5,462,340
% of equity acquired	13%	4.99%	1%	99.15%	80%	24.61%	(3.27%)	0.04%	0.04%
Net assets acquired prior to t capital stock increase	231,880	128,110	22,654	294,681	(54,811)	8,875,240	(88,038)	14,637	2,185	Ps. 9,426,538

Capital stock increase							2,739,175		997
Equity interest acquired							39.83%		39.87%
Fair value of capital increase acquired							1,091,013		397	1,091,410

Total fair value of net assets acquired	231,880	128,110	22,654	294,681	(54,811)	8,875,240	1,002,975	14,637	2,582	10,517,948
Acquistion cost	663,807	1,264,229	339,107	400,048	286,187	8,502,325	151,474	13,771	1,002	11,621,950
Goodwill	431,927	1,136,119	316,453	105,367	340,998	(372,915)	(851,501)	(866)	(1,580)	1,104,002
Less: Negative goodwill credited to stockholders' equity						372,915	851,501	866	1,580	1,226,862
Goodwill, net	Ps. 431,927	Ps.1,136,119	Ps.316,453	Ps. 105,367	Ps. 340,998	Ps.	Ps.	Ps.	Ps.	Ps. 2,330,864

TELMEX determined the fair value of fixed assets by means of appraisals performed by independent experts.

Embrapar

On May 8, 2006, TELMEX, through its subsidiary Telmex Solutions Telecomunicações Ltda., announced a public offering to acquire in cash all of Embrapar's ordinary and preferred shares issued and outstanding. The price offered was R$ 6.95 for every 1,000 shares, plus a restatement adjustment through the date on which each purchase is paid for. The offer included the holders of preferred shares in the form of American Depositary Shares (ADSs), and initiated on October 3, 2006 through the publishing of an offering notice in both Brazil and the United States.

On November 6, 2006, the initial period of this public offering expired, and based on the conditions agreed on such offering, a second purchase period initiated whereby the remaining stockholders could sell their Embrapar shares. As a result of these acquisitions, which totaled Ps. 8,516,096 (USD 769.7 million), TELMEX holds a 98.0% of all the Embrapar's ordinary shares and 97.0% of all its outstanding shares at December 31, 2006.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

6. Equity Investments (continued)

Superview

On October 27, 2006, the Company acquired a 99.15% equity interest in Superview Telecomunicaciones, S.A. (Superview), a cable television operator in Colombia, for
Ps. 400,048 (USD 37 million).

At the date of issuance of these financial statements, the fair value of the acquired assets and liabilities is being determined and, accordingly, the amount of goodwill from this acquisition is subject to adjustment.

Seccion Amarilla USA

On October 20, 2006, the Company acquired 80% of Seccion Amarilla USA, LLC (Sausa) (formerly Cobalt Publishing, LLC), a yellow pages company in the U.S.A., for Ps. 286,187 (USD 26.5 million).

Goodwill from this acquisition has yet to be determined, since the Company has not concluded the determination of the fair value of acquired assets and liabilities.

TV Cable and Cable Pacifico

On December 4, 2006, TELMEX announced that it had entered into an agreement with the controlling shareholders of TV Cable, S.A. and TV. Cable Comunicaciones S.A. E.S.P. (jointly TV Cable) and of T.V. Cable del Pacifico, S.A. ESP (Cable Pacifico) to acquire 100% of the shares of TV Cable and a 97.5% of the shares of Cable Pacifico. The transactions are subject to the corresponding regulatory approvals and other conditions.

TV Cable provides the cable television, Internet and IP voice services in Bogota and Cali, Colombia. Cable Pacifico operates in several states in Colombia, and has its main operation in Medellin.

Pro forma financial data

The following unaudited pro forma combined financial data for 2006 and 2005 are based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and to (ii) certain accounting adjustments related to the net assets of the acquired companies.

The unuadited pro forma adjustments assume that acquisitions were made at the beginning of 2005 and are based on available information and other assumptions that management believes are reasonable.

The unaudted pro forma financial information data does not purport to represent what the effect on the Company's consolidated operations would have been had the transactions occurred at the beginning of such year, nor are they intended to predict the Company's results of operations.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

6. Equity Investments (continued)
	Unaudited pro forma combined TELMEX for the years ended December 31
	2006	2005
Operating revenues	Ps. 175,258,174	Ps. 173,800,755
Net majority income	29,109,460	30,849,934
Earnings per share (in Mexican pesos):
Basic	1.390	1.348

Investments in 2005

During 2005, several subsidiaries and an affiliate in Latin America were acquired. The results of operations of the acquired subsidiaries and afiiliate were incorporated into the Company's financial statements in the month following its acquisition.

All acquisitions were recorded using the purchase method. The allocation of the purchase price to the net assets acquired based on its fair values at acquisition date is as follows:

	Values at acquisition date
	Net January 2005	Net March 2005	Net May 2005	Millicom July 2005	Primesys November 2005	Net December 2005	Total
Current assets	Ps. 4,790,791	Ps. 4,286,765	Ps. 4,595,688	Ps. 241	Ps. 363,499	Ps. 5,361,318
Fixed assets	3,833,807	3,743,199	3,577,779		309,852	3,583,901
Licenses	10,096	9,757	10,220		216,838	10,484
Less:
Current liabilities	9,219,459	2,510,955	1,660,114	661	141,336	2,036,474
Long-term liabilities	2,413,038	6,135,945	6,186,608		7,647	6,249,850
Fair value of net assets acquired	(2,997,803)	(607,179)	336,965	(420)	741,206	669,379
Equity interest acquired	1.56%	46.7%	0.23%	100%	100%	0%
Net assets acquired	(46,766)	(283,552)	775	(420)	741,206		Ps. 411,243
Acquisition cost	253,107	3,588,266	22,155	12,070	1,222,873	163,854	5,262,325
Goodwill	Ps. 299,873	Ps. 3,871,818	Ps. 21,380	Ps. 12,490	Ps. 481,667	Ps. 163,854	Ps. 4,851,082

The Company determined the fair value of fixed assets by means of appraisals performed by independent experts and through estimates made of fair values.

Embrapar

From March through May 2005, TELMEX contributed Ps. 7,026,599 (USD 611.5 million) to increase capital stock of its subsidiary Embrapar, thus increasing its ownership to 95.1% of Embrapar's voting shares and 63.9% of all of its issued and outstanding shares.

Minority shareholders contributed Ps.1,076,552 (USD 88 million) during the same period, giving rise to an increase in stockholders' equity.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

6. Equity Investments (continued)

On October 24, 2005, TELMEX contributed to Embrapar all of Telmex do Brasil Ltda. (Telmex do Brasil) capital stock and its 37.1% equity interest in Net, thereby increasing its equity interest in Embrapar to 97.3% of the voting shares and 72.3% of all issued and outstanding shares. This transaction was carried out through the merger of Atlantis Holdings do Brasil and Latam do Brasil Participações S.A., companies that held the capital stock of Telmex do Brasil and Net, respectively. Such transaction gave rise to a credit of Ps. 1,181,188, which was recognized in majority stockholders' equity.

Primesys

In November 2005, Embratel acquired from Portugal Telecom do Brasil S.A. 100% of the capital stock of Primesys Soluções Empresariais S.A (Primesys), for Ps. 1,222,873 (R$ 250.8 million).

Primesys provides high value-added services in Brazil, such as comprehensive communication solutions and network outsourcing.

Techtel

On June 23, 2005, TELMEX exercised its right to acquire from Intelec, S.A. an additional equity interest of approximately 10% in Techtel for Ps. 176,718 (USD 15 million), increasing its equity interest to 93.4%. On December 27, 2005, TELMEX acquired from Intelec the remaining 6.6% equity interest in Techtel for
Ps. 115,452 (USD 10 million). These amounts exceeded the proportionate book value of the shares acquired, giving rise to a charge of Ps. 292,170 to stockholders' equity.

Pro forma financial data

The following unaudited pro forma combined financial data for 2005 is based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and to (ii) certain accounting adjustments related to the net assets of the acquired companies.

The unaudited pro forma adjustments assume that acquisitions were made at the beginning of 2005 and are based on available information and other assumptions that management believes are reasonable.

The unaudited pro forma financial information data does not purport to represent what the effect on the Company's consolidated operations would have been had the transactions occurred at the beginning of such year, nor are they intended to predict the Company's results of operations.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

6. Equity Investments (continued)
Unaudited pro forma combined TELMEX for the year ended December 31
2005
Operating revenues	Ps. 174,753,560
Net majority income	30,282,190
Earnings per share (in Mexican pesos):
Basic	1.322

III. Subsequent Events

Embrapar

From January 1 through February 12, 2007, TELMEX has made additional acquisitions totaling Ps. 164,394 (USD 15.2 million), thereby increasing its ownership to 98.0% of all the ordinary shares and 97.4% of all outstanding shares of Embrapar.

CANTV

On February 8, 2007, TELMEX and America Movil, S.A.B. de C.V. (America Movil), a related party, agreed with Verizon to terminate the agreement signed in April 2006 to acquire Verizon's equity interest in Compañia Anonima Nacional Telefonos de Venezuela (CANTV), since they did not expect to obtain the necessary authorizations from the Venezuelan government to complete the acquisition.

Ecutel

On March 12, 2007, TELMEX acquired 100% of the shares of Ecuador Telecom S.A., a company that provides telecommunication services to corporate clients and to small and medium size companies in Guayaquil, Ecuador, for Ps. 263,514 (USD 23.6 million).

Boga

On March 9, 2007, TELMEX acquired 100% of the shares of Boga Comunicaciones, S.A., a cable television operator in Lima and Chiclayo in Peru.

7. Labor Obligations

Mexico - Pensions and seniority premiums

Substantially all of the Company's employees are covered under defined benefit retirement and seniority premium plans. Pension benefits are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

7. Labor Obligations (continued)

The Company has set up an irrevocable trust fund to finance its plans and has adopted the policy of making annual contributions to such fund, which totaled Ps. 90,939 in 2006 and Ps 62,925 in 2005. These contributions are deductible for Mexican corporate income tax purposes. The unrecognized net obligation, unrecognized prior service costs and unrecognized gains/losses are being amortized over a 12 year period, which is the estimated average remaining working lifetime of Company employees. The most relevant information related to labor obligations is as follows:

Analysis of net periodic cost is as follows:

	2006	2005
Labor cost	Ps. 3,214,129	Ps. 3,064,869
Financing cost on projected benefit obligation	7,749,378	6,969,286
Expected return on plan assets	(8,037,370)	(7,344,838)
Amortization of unrecognized net obligation and prior service cost	1,291,920	1,347,025
Amortization of unrecognized losses	274,413	501,452
Net periodic cost	Ps. 4,492,470	Ps. 4,537,794

An analysis of the projected benefit obligation is as follows:

	2006	2005
Present value of labor obligations:
Vested benefit obligation	Ps. 64,588,338	Ps. 56,852,126
Non-vested benefit obligation	62,249,802	52,060,944
Current benefit obligation	126,838,140	108,913,070
Effect of salary projection	3,953,052	4,244,542
Projected benefit obligation	Ps.130,791,192	Ps.113,157,612

An analysis of changes in the projected benefit obligation is as follows:

	2006	2005
Projected benefit obligation at beginning of year	Ps. 113,157,612	Ps. 105,014,032
Labor cost	3,214,129	3,064,869
Financing cost on projected benefit obligation	7,749,378	6,969,286
Actuarial loss	15,413,346	3,896,947
Benefits paid to employees	(184,736)	(217,326)
Payments from trust fund	(5,976,146)	(5,570,196)
Translation effect	(2,582,391)
Projected benefit obligation at end of year	Ps. 130,791,192	Ps. 113,157,612

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

7. Labor Obligations (continued)

An analysis of changes in plan assets is as follows:

	2006	2005
Fair value of plan assets at beginning of year	Ps. 122,093,753	Ps. 110,384,302
Expected return on plan assets	8,037,370	7,344,838
Actuarial gain	17,188,949	9,871,884
Contributions to trust fund	90,939	62,925
Payments from trust fund	(5,976,146)	(5,570,196)
Translation effect	(2,786,323)
Fair value of plan assets at end of year	Ps. 138,648,542	Ps. 122,093,753

An analysis of the net projected asset is as follows:

	2006	2005
Plan assets in excess of projected benefit obligation	Ps. 7,857,350	Ps. 8,936,141
Unrecognized actuarial loss	8,409,344	10,704,039
Unrecognized net obligation at the date of initial application	2,678,490	4,028,689
Unrecognized prior service cost and changes in the plan	226,596	265,056
Prepaid pension cost	Ps. 19,171,780	Ps. 23,933,925

At December 31, 2006 and 2005, the market value of the trust fund for pensions and seniority premiums exceeded the current benefit obligation by Ps. 11,810,402 and
Ps. 13,180,683, respectively. In conformity with Mexican accounting Bulletin D-3, Labor Obligations, the balance sheets shows a prepaid pension cost of Ps. 19,171,780 and Ps. 23,933,925 in 2006 and 2005, respectively.

In 2006, the net actuarial gain of Ps. 1,775,603 is the result of a favorable actuarial difference of Ps. 17,188,949, due to the behavior of the plan assets invested in shares of companies listed on the Mexican Stock Exchange, and of an actuarial loss of
Ps. 15,413,346, mostly attributable to the revision made in July 2006 of the demographical actuarial hypotheses used in the computation of pensions. The changes in these hypotheses were based on the experience of the Company and of the general trends in Mexico during the last few years, as well as on future expectations. The change in hypotheses represented an increase of Ps. 667,859 in the 2006 net periodic cost, with respect to the cost that would have resulted had the Company continued to apply the actuarial hypotheses used in prior years. In addition, the actuarial loss is also due in part to the change in the estimated retirement age and the Company's experience with retired personnel.

In 2005, the net actuarial gain of Ps. 5,974,937 was derived primarily from an actuarial gain of Ps. 9,871,884, due to the favorable effect of plan assets represented by shares of companies listed on the Mexican Stock Exchange and to the increases in interest rates in our fixed-yield investments, which was partially offset by an actuarial loss of
Ps. 3,896,947, derived from changes in the experience with retired personnel and differences between the inflation rate and the increase in projected salaries.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

7. Labor Obligations (continued)

The rates used in the actuarial studies at December 31, 2006 and 2005 are as follows:

	2006	2005
	%	%
Discount of labor obligations:
Long-term average	5.72	5.77
Salary increase:
Long-term average	0.94	0.94
Return on plan assets	6.82	6.82

At December 31, 2006, 43.7% (44.3% in 2005) of plan assets were invested in fixed-yield securities and the remaining 56.3% (55.7% in 2005) in variable-yield securities.

Termination benefits

The most important information related to labor obligations for termination benefits is as follows:

Net periodic cost
	2006	2005
Labor cost	Ps. 23,840	Ps. 8,190
Financing cost on projected benefit obligations	17,657	9,446
Amortization of unrecognized net obligation and prior service cost	65,873	147,101
Net periodic cost	Ps. 107,370	Ps. 164,737

Projected benefit obligation
	2006	2005
Present value of labor obligations:
Current benefit obligations	Ps. 144,017	Ps. 142,360
Effect of salary projection	6,682	5,544
Projected benefit obligations	Ps. 150,699	Ps. 147,904

Termination benefits
	2006	2005
Projected benefit obligations	Ps. 150,699	Ps. 147,904
Unrecognized actuarial loss	82,819	657
Net projected liability	Ps. 233,518	Ps. 148,561

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

7. Labor Obligations (continued)

A reconciliation of the liability for termination benefits is as follows:

	2006	2005
Balance at beginning of year	Ps. 148,561
Net periodic cost	107,370	Ps. 164,737
Payments	(19,023)	(16,176)
Translation effect	(3,390)
Balance at end of year	Ps. 233,518	Ps. 148,561

Brazil

Embratel has established a defined-benefit pension plan (DBP) and a defined-contribution plan (DCP) that covers virtually all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities recorded at December 31, 2006 and 2005 for such plans are as follows:

	2006	2005
Defined-benefit pension plan (DPB)	Ps. 133,146	Ps. 182,053
Medical assistance plan (MAP)	1,327,462	1,100,523
Defined-contribution plan (DCP)	576,996	692,714
Total	Ps. 2,037,604	Ps. 1,975,290

Pension benefits are determined on the basis of compensations to employees in their final year of employment, their seniority, and their age at the time of retirement. The Company has established funds through Fundacion Embratel de Seguridad Social - Telos, an independent entity that manages the fund.

The unrecognized net obligation at the date of initial application related to the DPB is being amortized over a period of 20 years, which is the estimated remaining working lifetime of the Company's employees. Unrecognized gains/losses are being amortized over a period of 19 years, which is the expected remaining lifetime of the Company's retired personnel.

Defined-benefit and medical assistance plans

An analysis of net period cost of Embratel's benefit plans for 2006 and 2005 is as follows:

	2006		2005
	DBP	MAP	DBP	MAP
Labor cost	Ps. 280	Ps. 36	Ps. 429	Ps. 93
Financial cost of benefit obligation	596,417	195,791	579,886	198,648
Expected return on plan assets	(652,168)	(26,345)	(622,612)	(28,089)
Amortization of (gains) losses	(1,155)	9,065	1,364	22,067
Net periodic (benefit) cost	Ps.(56,626)	Ps. 178,547	Ps. (40,933)	Ps. 192,719

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

7. Labor Obligations (continued)

An analysis of the defined-benefit plan and medical assistance plan is as follows:

	2006		2005
	DBP	MAP	DBP	MAP
Present value of labor obligations:
Vested benefit obligation	Ps. 5,738,948	Ps.1,921,254	Ps. 5,270,963	Ps.1,693,701
Non-vested benefit obligation		885	6,758	726
Projected benefit obligation	Ps. 5,738,948	Ps. 1,922,139	Ps. 5,277,721	Ps. 1,694,427

An analysis of changes in defined-benefit plan and medical assistance plan obligations is as follows:

	2006		2005
	DBP	MAP	DBP	MAP
Projected benefit obligation at beginning of year	Ps. 5,277,721	Ps. 1,694,427	Ps. 5,131,764	Ps.1,719,353
Labor cost	280	36	429	93
Financial cost on defined-benefit obligation and medical assistance	596,417	195,791	579,886	198,648
Actuarial loss (gain)	131,831	27,403	(180,231)	(232,166)
Payments from trust fund	(499,514)	(70,071)	(477,366)	(66,294)
Effect of translation	232,213	74,553	223,239	74,793
Defined-benefit plan obligation and obligations under medical assistance plan at end of year	Ps. 5,738,948	Ps. 1,922,139	Ps. 5,277,721	Ps. 1,694,427

Changes in the plan assets were as follows:

	2006		2005
	DBP	MAP	DBP	MAP
Fair value of plan assets at beginning of year	Ps.5,750,159	Ps. 258,073	Ps. 5,493,448	Ps. 272,886
Expected return on plan assets	652,168	26,345	622,612	28,089
Actuarial gain (loss)	314,732	8,259	(127,789)	16,445
Payments from trust fund	(499,514)	(70,071)	(477,366)	(66,294)
Contributions to fund	300	31	282	31
Administrative expenses		(4,675)		(4,957)
Effect of translation	253,002	11,356	238,972	11,873
Fair value of plan assets at end of year	Ps.6,470,847	Ps. 229,318	Ps. 5,750,159	Ps. 258,073

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

7. Labor Obligations (continued)

An analysis of the net projected liability for the pension plan and medical assistance plan is as follows:

	2006		2005
	DBP	MAP	DBP	MAP
Plan assets in excess (short of) defined-benefit obligation and medical assistance plan	Ps. 731,899	Ps.(1,692,821)	Ps. 472,438	Ps.(1,436,354)
Unrecognized net obligation at the date of initial application	4,253		7,451
Unamortized actuarial (gain) loss	(869,298)	365,359	(661,942)	335,831
Accrued pension cost	Ps.(133,146)	Ps.(1,327,462)	Ps.(182,053)	Ps.(1,100,523)

In 2006, the net actuarial gain of Ps. 182,901 in the DBP and the net actuarial loss of
Ps. 19,144 in the MAP, are due principally to actuarial losses on the defined-benefit obligation and medical assistance plan of Ps. 131,831 and Ps. 27,403, respectively, and the actuarial gain on plan assets of Ps. 314,732 and Ps. 8,259, respectively.

In 2005, the net actuarial gains of Ps. 52,442 in the DBP and Ps. 248,611 in the MAP are due principally to the actuarial gain on the defined-benefits obligations and medical assistance plan of Ps. 180,231 and Ps. 232,166, respectively, and the actuarial (loss) gain on plan assets of Ps. (127,789) and Ps. 16,445, respectively.

The rates used in the actuarial studies at December 31, 2006 and 2005 are as follows:

	2006	2005
	%	%
Discount of labor obligations:
Long-term average	11.3	11.3
Salariy increase:
Long-term average	5.0	5.0
Return on plan assets	11.3	11.3
Annual inflation:
Long-term average	5.0	5.0

At December 31, 2006, 80.0% (80.2% in 2005) of plan assets are represented by fixed-yield instruments, 13.5% (12.8% in 2005) by variable-yield instruments and the remaining 6.5% (7.0% in 2005) by other assets.

Defined-contribution plan

The unfunded liability represents Embratel's obligation for those participants that migrated from DBP to the DCP. This liability is being amortized over a 20 year period starting on January 1, 1999. Any unpaid balance is adjusted monthly based on the return of the assets portfolio at that date, which is subject to increase based on the Brazilian general price index plus 6 percentage points per annum. At December 31, 2006, the balance of the DCP obligation amounted to Ps. 576,996 (Ps. 692,714 in 2005).

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

8. Long-term Debt

Long-term debt consists of the following:

	Average weighted interest rate at December 31		Maturities from	Balance at December 31
	2006	2005	2007 to	2006	2005
U.S. dollar denominated debt:
Consolidated excluding Embratel:
Bonds	4.9%	5.8%	2016	Ps. 29,907,625	Ps. 43,548,644
Banks	5.7%	5.2%	2014	44,121,738	36,532,890
Suppliers' credits	6.0%	6.6%	2007	94,943	36,477
Financial leases	6.3%	5.8%	2011	92,776	420,978
Total				74,217,082	80,538,989
Embratel's U.S. dollar denominated debt:
Bonds	11.0%	11.0%	2008	1,935,589	2,029,822
Banks	6.2%	5.9%	2013	10,460,335	4,720,777
Financial leases		11.3%			713
Total U.S. dollar denominated debt				86,613,006	87,290,301
Mexican peso denominated debt:
Bonds	8.8%		2016	4,500,000
Domestic senior notes ("Certificados Bursatiles")	9.0%	9.4%	2012	7,100,000	7,027,680
Banks	7.5%	8.5%	2007	1,300,000	1,384,240
Total Mexican peso denominated debt				12,900,000	8,411,920
Brazilian real denominated debt:
Banks	12.7%	15.2%	2010	38,243	76,111
Financial leases	17.0%	18.2%	2008	2,524	14,065
Total Brazilian real denominated debt				40,767	90,176
Debt denominated in other currencies:
Banks	7.4%	6.6%	2016	762,295	617,648
Financial leases	10.8%	12.5%	2027	181,533	192,063
Suppliers' credits	2.0%	2.0%	2022	245,736	250,710
Total debt denominated in other currencies:				1,189,564	1,060,421
Total debt				100,743,337	96,852,818
Less short-term debt and current portion of long-term debt excluding Embratel				9,195,743	14,590,305
Embratel				3,355,529	950,656
Short-term debt				12,551,272	15,540,961
Long-term debt				Ps. 88,192,065	Ps. 81,311,857

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

8. Long-term Debt

The above-mentioned rates are subject to market variances and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2006 (including interest, interest-rate swaps, commissions and Mexican taxes withheld), was approximately 7.0% excluding Embratel (6.4% in 2005), and 7.1% (6.7% in 2005) including Embratel.

The Company's short-term debt at December 31, 2006, excluding Embratel, is
Ps. 9,195,743 (Ps. 14,590,305 in 2005), which primarily includes Ps. 3,223,246 in bank debt (Ps. 2,348,949 in 2005) and Ps. 5,900,000 (Ps. 12,184,987 in 2005) in bonds.

Bonds:

  On January 26, 2001, TELMEX issued a Ps. 12,800,986 (USD 1,000 million) bond, maturing in January 2006 and bearing an 8.25% annual interest rate, payable semiannually. As a supplement to this bond, on May 8, 2001, the Company issued Ps. 6,036,495 (USD 500 million) with the same terms. Accrued interest on the bonds was Ps. 70,215 for the year ended December 31, 2006 (Ps. 1,440,375 for the year ended December 31, 2005). During 2005, TELMEX repurchased a total
  Ps. 5,213,907 (USD 431.6 million) (book value) of these bonds. The repurchase price was higher than the book value by Ps. 190,510 (USD 15.6 million), amount that was recognized in Comprehensive financing cost. In January 2006, the Company paid Ps. 11,612,115 (USD 1,068.4 million) for the outstanding balance of the bonds.

  On November 19, 2003, a Ps. 13,007,964 (USD 1,000 million) bond was issued, maturing in 2008 and bearing a 4.5% annual interest rate, payable semiannually. Accrued interest on the bond for the year ended December 31, 2006 was Ps. 530,265 (Ps. 562,308 for the year ended December 31, 2005).

  On January 27, 2005, TELMEX issued bonds for a total of Ps. 16,123,614
  (USD 1,300 million), divided into two tranches of Ps. 8,061,807 (USD 650 million) each. The first tranch matures in 2010 and bears a 4.75% annual interest rate and the second tranch matures in 2015 bearing a 5.5% annual interest rate. Interests are payable semi-annually. On February 22, 2005, additional bonds were issued thereby increasing the initial bond issuances to Ps. 11,707,269 and Ps. 9,884,538, respectively (USD 950 million and USD 800 million, respectively). Accrued interest on the bonds that mature in 2010 amounted to Ps. 531,585 for the year ended December 31, 2006 (Ps. 507,257 for the year ended December 31, 2005); and to
  Ps. 518,329 for the year ended December 31, 2006 (Ps. 500,032 for the year ended December 31, 2005) on the bond that matures in 2015.

  On January 26, 2006, TELMEX issued abroad a Ps. 4,500 million bond, which matures in 2016 and bears an 8.75% annual interest rate. Accrued interest on the bond was Ps. 392,794 for the year ended December 31, 2006.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

8. Long-term Debt (continued)

Syndicated loans:

On July 15, 2004, TELMEX entered into syndicated loan agreement for Ps. 31,535,816 (USD 2,425 million) divided in two tranches, the first tranch for Ps. 19,925,622
(USD 1,525 million) with a maturity of three years, and the second tranch for
Ps. 11,610,194 (USD 900 million) with a five-year maturity.

On October 20, 2005, TELMEX entered into an agreement to restructure the above-mentioned syndicated loan of Ps. 31,535,816 (USD 2,425 million), in order to improve the credit terms and modify the total loan amount to Ps. 29,201,161 (USD 2,500 million) divided in two tranches. The first tranch for Ps. 17,520,697 (USD 1,500 million) with a four-year maturity, and the second tranch for Ps. 11,680,464 (USD 1,000 million) with a six-year maturity. No penalties were assessed for the restructuring of the syndicated loan.

On August 11, 2006, this loan was restructured again, in order to improve the credit terms and increasing the total loan amount to Ps. 33,280,186 (USD 3,000 million) divided into three tranches. The first tranch for Ps. 14,421,414 (USD 1,300 million) and with a three-year maturity, the second tranch for Ps. 11,093,395 (USD 1,000 million) with a five-year maturity, and the third tranch for Ps. 7,765,377 (USD 700 million) with a seven-year maturity. The outstanding balance as of December 31, 2006 has been included in Bank debt (U.S. dollar denominated liabilities).

On June 30, 2006, TELMEX entered into a syndicated loan agreement for Ps. 5,769,616 (USD 500 million) divided into two tranches of Ps. 2,884,808 (USD 250 million) each, with a four-year and six-year maturity, respectively.

Domestic senior notes ("Certificados Bursatiles"):

At December 31, 2006, Ps. 7,450,000 domestic senior notes had been issued under the program authorized by the CNBV in 2001; the outstanding balance at such date is
Ps. 6,600,000. The term of this program ended in April, 2004 and TELMEX is only paying the outstanding balance of the transactions carried out.

On September 30, 2005, TELMEX obtained the approval from the NBSC for a new program to issue long-term domestic senior notes for up to Ps. 10,000,000 (nominal amount). At December 31, 2006, Ps. 500,000 of long-term domestic senior notes under this new program have been issued; the unused balance at such date is
Ps. 9,500,000.

Lines of credit:

At December 31, 2006, TELMEX has long-term lines of credit with certain foreign financial institutions. The unused portion of committed lines of credit totaled approximately Ps. 1,786,368 (USD 164.2 million), and bear a floating interest rate of approximately the LIBOR plus 30 basis points, approximately, at the time of use. At December 31, 2006, Embratel has unused lines of credit of Ps. 879,933 (USD 80.9 million) that bear a 4.1% interest at the time of use.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

8. Long-term Debt (continued)

Prepyments of debt:

During 2005, TELMEX prepaid a portion of its debt with certain financial institutions, excluding the repurchase of the bonds that mature in 2006, totaling Ps. 215,101 (approximately USD 18.3 million), at no cost.

During 2005, Embratel prepaid 35% of the bond that matures in 2008 (Ps. 1,141,552, equal to USD 96.3 million), and Ps. 2,362,411 (USD 200 million) of its short-term debt.

Covenants

The above-mentioned debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios, and the restriction to sell and important part of groups of assets, among others. At December 31, 2006, the Company has complied with such restrictive covenants.

In addition, a portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) (TELMEX' controlling company) or its current stockholders continue to control the majority of the Company's voting shares.

Foreign currency debt:

An analysis of the foreign currency denominated debt at December 31, 2006 is as follows:

		Exchange rate at December 31, 2006 (in units)	Equivalent in Mexican pesos
	Foreign currency (in thousands)

U.S. dollar	7,964,048	Ps. 10.87	Ps. 86,613,006
Brazilian real	8,013	5.09	40,767
Other currencies			1,189,564
Total			Ps. 87,843,337

Maturities of long-term debt at December 31, 2006 are as follows:

Years	Excluding Embratel	Embratel	Total
2008	Ps. 12,284,108	Ps. 3,578,991	Ps. 15,863,099
2009	15,809,124	1,543,239	17,352,363
2010	14,202,120	1,682,691	15,884,811
2011	12,473,142	1,443,969	13,917,111
2012 and thereafter	24,132,230	1,042,451	25,174,681
Total	Ps. 78,900,724	Ps. 9,291,341	Ps. 88,192,065

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

8. Long-term Debt (continued)

Hedges

At December 31, 2006 and 2005, the financial instruments contracted by the Company are as follows:

	2006		2005
Financial instrument	Notional value	Fair value	Notional value	Fair value
	(in millions)		(in millions)
Consolidated excluding Embratel:
Interest-rate swaps in pesos	Ps. 31,953	Ps.(1,455)	Ps. 15,900	Ps.(254)
Interest-rate swaps in dollars	USD 1,050	Ps. 429	USD 1,050	Ps. 592
Interest-rate swaps in dollars	USD 1,050	Ps.(280)	USD 1,050	Ps.(352)
Cross currency swaps	USD 2,250	Ps. 765
Forwards dollar-peso	USD 4,255	Ps.(761)	USD 6,320	Ps.(1,447)
Hedges of Embratel:
Interest-rate swaps and forwards dollar-Brazilian real	USD 288	Ps.(622)	USD 410	Ps.(219)

As part of its currency hedging strategy, the Company (excluding Embratel) uses derivative financial instruments to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. During 2006, the Company entered into short-term exchange hedges which, at December 31, 2006, hedged liabilities of Ps. 46,275,253 million (USD 4,255 million) (Ps. 72,079,387 or USD 6,320 million in 2005). In 2006, the Company recognized a credit of Ps. 50,043 (charge of Ps. 7,595,495 in 2005) in its income statement for these hedges corresponding to variances in their fair value.

In 2006, the Company also entered into cross currency swaps that cover liabilities of
Ps. 24,469,875 (USD 2,260 million). The Company recognized a charge of Ps. 76,450 to results of operations for these swaps corresponding to variances in their fair value.

Embratel uses hedging derivative instruments (foreign currency swaps and forwards) to to protect itself from the effects of exchange rate fluctuations on the Brazilian real due to foreign currency denominated loans. At December 31, 2006 and 2005, liabilities hedged amounted to Ps. 3,135,081 (USD 288.3 million) and Ps. 4,676,443 (USD 410.3 million), respectively. Embratel recognized a charge of Ps. 1,095,141 in 2006 (charge of
Ps. 729,163 in 2005) corresponding to variances in their fair value of these hedging derivative instruments.

To offset its exposure to financial risks related to the variable-yield debt, the Company (excluding Embratel) entered into interest-rate swaps. Under these contracts, the Company agreed to receive the 28-day "TIIE" interbank rate and the 182-day treasury certificate (CETES) rate and to pay fixed rates. The difference between the market interest rate and the rates contracted under the swaps was recorded in results of operations.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

8. Long-term Debt (continued)

At December 31, 2006, the Company had interest-rate swaps for a total base amount of Ps. 31,952,125. In addition, the Company had interest-rate swaps for a total base amount of Ps. 11,419,275 (USD 1,050 million), paying fixed rates and receiving a six-month LIBOR rate, and of Ps. 11,419,275 (USD 1,050 million) under which it pays a six-month LIBOR rate and receives a fixed rate. At December 31, 2005, the Company had interest-rate swaps for a total base amount of Ps. 15,900,000 and Ps. 11,975,215 (USD 1,050 million), paying fixed rates and receiving a six-month LIBOR rate, as well as
Ps. 11,975,215 (USD 1,050 million) under which it pays a six-month LIBOR rate and receives a fixed rate. In 2006, the Company recognized a net expense for these swaps in comprehensive financing cost of Ps. 723,568 (Ps. 197,480 in 2005). This amount includes a charge of Ps. 549,138, derived from the replacement of its Mexican peso-denominated interest rate swaps that took place in 2006.

9. Deferred Credits

At December 31, 2006 and 2005, deferred credits consist of the following:

	2006	2005
Advance billings	Ps. 1,326,016	Ps. 1,390,851
Advances from subscribers and others	832,803	676,790
Total	Ps. 2,158,819	Ps. 2,067,641

10. Accounts Payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities is as follows:

	December 31
	2006	2005
Suppliers	Ps. 11,341,170	Ps. 10,688,869
Sundry creditors	5,158,343	4,776,595
Link-up services	349,860	628,993
Related parties	3,510,346	2,731,342
Accrued interest	2,053,975	1,579,160
Accruals for other contractual employee benefits	1,360,732	1,417,253
Vacation accrual	1,547,519	1,560,868
Accruals for Embratel contingencies	6,562,620	3,087,760
Other	2,082,903	1,821,627
	Ps. 33,967,468	Ps. 28,292,467

The activity in the principal accrued liabilities for the years ended December 31, 2006 and 2005 is as follows:

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

10. Accounts Payable and Accrued Liabilities (continued)

Accruals for other contractual employee benefits:

	2006	2005
Balance at beginning of year	Ps. 1,417,253	Ps. 1,271,413
Increase through charge to expenses	3,935,062	3,982,193
Charges to provision	(3,925,349)	(3,803,388)
Translation effect	(66,234)	(32,965)
Balance at end of year	Ps. 1,360,732	Ps. 1,417,253

Vacation accrual:
	2006	2005
Balance at beginning of year	Ps. 1,560,868	Ps. 1,564,215
Increase through charge to expenses	2,756,844	2,903,112
Charges to provision	(2,688,930)	(2,880,765)
Translation effect	(81,263)	(25,694)
Balance at end of year	Ps. 1,547,519	Ps. 1,560,868

Accruals for Embratel contingencies:
	2006	2005
Balance at beginning of year	Ps. 3,087,760	Ps. 2,228,492
Increase through charge to expenses	2,821,199	1,034,190
Increase charged to other accounts	2,252,200
Charges to provision	(1,677,203)	(272,356)
Translation effect	78,664	97,434
Balance at end of year	Ps. 6,562,620	Ps. 3,087,760

11. Foreign Currency Position and Transactions

a) At December 31, 2006 and 2005, the Company had rights and obligations denominated in the following foreign currencies:

	Foreign currency in millions
		Exchange rate		Exchange rate
	2006	at December 31, 2006	2005	at December 31, 2005
Assets:
U.S. dollar	674	Ps. 10.88	492	Ps. 10.71
Argentinean peso	182	3.55	132	3.53
Brazilian real	3,376	5.09	2,265	4.58
Chilean peso	28,266	0.02	23,735	0.02
Colombian peso	27,350	0.0049	19,845	0.0047
Peruvian sol	91	3.40	94	3.12

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

11. Foreign Currency Position and Transactions (continued)
	Foreign currency in millions
		Exchange rate		Exchange rate
	2006	at December 31, 2006	2005	at December 31, 2005
Liabilities:
U.S. dollar	8,197	Ps. 10.88	7,883	Ps. 10.71
Argentinean peso	256	3.55	170	3.53
Brazilian real	3,066	5.09	2,180	4.58
Chilean peso	49,417	0.02	48,754	0.02
Colombian peso	91,335	0.0049	34,617	0.0047
Peruvian sol	96	3.40	90	3.12
Euro	32	14.33	47	12.65

At March 12, 2007, exchange rates are as follows:

Currency		Exchange rate

U.S. dollar	Ps.	11.14
Argentinean peso		3.59
Brazilian real		5.33
Chilean peso		0.02
Colombian peso		0.0050
Peruvian sol		3.50
Euro		14.65

b) During 2006 and 2005, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Millions of dollars
	2006	2005
Revenue	USD 4,703	USD 3,855
Operating costs and expenses	3,957	2,933
Interest income	196	117
Interest expense	484	563

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

12. Commitments and Contingencies

Commitments

a) The Company leases certain equipment used in its operations under capital leases. At December 31, 2006, the Company had the following commitments under non-cancelable capital leases:

Year ended December 31,
2007	Ps. 76,025
2008	47,278
2009	41,074
2010	33,553
2011	58,411
2012 and thereafter	157,918
Total	414,259
Less unaccrued interest	137,426
Present value of minimum net rental payments	276,833
Less current portion	54,403
Long-term obligation at December 31, 2006	Ps. 222,430

b) At December 31, 2006, the Company has non-cancelable commitments of Ps. 10,168,547
(Ps. 8,878,809 in 2005) for the purchase of equipment. Payments made under purchase agreements aggregated Ps. 5,322,487 in 2006 (Ps. 8,672,807 in 2005).

c) At December 31, 2006 there are outstanding letters of credit for Ps. 32,627 (Ps. 227,734 in 2005), issued to foreign suppliers for purchase of materials and supplies.

Contingencies Mexico

d) On December 4, 1997, the Federal Commission of Economic Competition (COFECO) issued a preliminary ruling declaring that Telefonos de Mexico, S.A. de C.V. exercises substantial power over what it referred to as five telecommunications markets. Telefonos de Mexico, S.A.B. de C.V. filed an appeal against such ruling and refuted the final ruling issued by the COFECO on February 19, 1998. After several judicial instances and rulings, the plenary meeting of the COFECO issued a ruling dated February 23, 2007, in which it revoked and ordered that the file be closed.

e) In December 1995, a competitor that provides cellular telephone services reported Telefonos de Mexico, S.A.B. de C.V. to the COFECO for alleged monopolistic practices and undue concentration.

In July 2001, the COFECO ruled that Telefonos de Mexico, S.A.B. de C.V. was responsible for monopolistic practices and undue concentration. Telefonos de Mexico, S.A.B. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling confirmed.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

12. Commitments and Contingencies (continued)

The respective defense against the confirmation of the ruling has been filed with the Federal Court of Justice for Tax and Administrative Matters.

f) The Mexican Social Security Institute (IMSS) audited Telefonos de Mexico, S.A.B. de C.V. for the 1997-2001 period. At the conclusion of the audit, it was determined that Telefonos de Mexico, S.A.B. de C.V. owed a total of approximately Ps. 330,000 (historical amount) in taxes, fines, surcharges and restatements at July 2, 2003. Telefonos de Mexico, S.A.B. de C.V. filed an appeal with the Federal Court of Justice for Tax and Administrative Matters, and in accordance with Mexican law, by means of a bank trust, the Company guaranteed payment of such tax liability through July 19, 2007. The Company's external lawyers who are handling this matter are of the opinion that although the Company's appeal is well founded, there is no guarantee that it will prevail.

Contingencies of Embratel, Star One and Vesper

Brazilian value-added goods and services tax (ICMS)

In August 2006, an agreement was published granting a proportional reduction of Embratel's debt plus restatement penalties and surcharges generated through July 2006 related to the so-called Brazilian ICMS tax, on communication services. The provisions of this agreement are applicable throughout all the states of Brazil, and the Federal District (Brasilia). The effective application of the benefits of this agreement will depend on the regulations of each state.

In those states in which Embratel has already implemented the benefits of this agreement, it has made payments of Ps. 2,352,360, thus laying to rest any disputes related to the matter. Regarding the states in which the benefits of this agreement have not yet been implemented, Embratel has created a reserve of
Ps. 2,002,287, as it considers that such states will most likely enter into the agreement related to the payment of debts.

Embratel received assessments by the tax authorities related to alleged undue ICMS tax credits of
Ps. 400,672 not addressed by the referred agreement that are considered by the external lawyers as probable losses. Claims in which the lawyers consider Embratel will prevail are
Ps. 424,397 which consequently, has not been provided for in the financial statements.

In July 2002, the subsidiary Star One received an assessment by the tax authorities in the State of Rio de Janeiro for payment of ICMS on internet and satellite use of Ps. 1,200,485. In March 2004, Star One was required to pay Ps. 100,479 in the Brazilian Federal District (Brasilia) for ICMS not paid on satellite use. Based on the lawyers' estimates, Embratel considers the probability of a loss in this contingency as possible and, consequently, has not provided for such amount in the financial statements.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

12. Commitments and Contingencies (continued)

The subsidiaries Vesper S.A. and Telmex do Brasil Ltda. received assessments related to ICMS of
Ps. 119,586, which were provided for, since they are considered as probable losses. These subsidiaries received additional assessment of Ps. 91,054, which are considered as a possible loss and, consequently, have not been provided for in the financial statements.

Income tax on inbound international income

In March 1999, the Brazilian Federal Tax Agency (SRF) assessed the subsidiary Embratel in the amount of Ps. 1,461,127 for failing to pay income tax for years 1996 and 1997. Embratel filed an appeal against this assessment with Brazil's Special Federal Tax Court, which is still pending; however, the Company's external lawyers are of the opinion that there is a likelihood of loss and therefore, a provision of
Ps. 2,577,965 was provided for at December 31, 2006.

In June 1999, the subsidiary Embratel was further assessed for nonpayment of income tax on net foreign source income for 1998 amounting to Ps. 327,570. Embratel first filed an appeal with the administrative courts, and after receiving an unfavorable ruling, Embratel filed a lawsuit before judicial court, whose ruling in the first instance was unfavorable. However, after further review, the court nullified the ruling and issued a new ruling declaring the annulment of the contested ruling and declaring that there was no legal tax relationship between the parties in 1998.

Brazilian Social Welfare Tax on Service Exports (PIS)

In August 2001, Embratel received an assessment from the Brazilian Federal Revenue Service (SRF) totaling Ps. 808,801 for payment of the PIS prior to 1995 that had been offset in accordance with Brazilian tax law. Based on the known facts and on both management's and the lawyers' arguments and opinions, Embratel considers a loss from this contingency as possible and, consequently, has not provided for such amount in the financial statements.

Brazilian Social Welfare Tax for Service Export Security Tax (COFINS)

In August 2001, Embratel also received an assessment of Ps. 1,739,686 related to its exemption from payment of the COFINS on the exportation of telecommunication services during 1999. The government auditor made several errors in the computation of this tax and, consequently, such amount was later reduced to Ps. 1,203,537. Embratel appealed the case in Brazil's Federal Tax Court and ruling is still pending. Based on the known facts and on both management's and the lawyers' arguments and opinions, Embratel considers the probability of a loss in this contingency as possible and, consequently, has not provided for such amount in the financial statements.

In November 2006, Embratel received an assessment by the SRF of Ps. 82,956 for the payment of the COFINS in 1999, which is considered by the external lawyers as a probable loss.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

12. Commitments and Contingencies (continued)

Other tax contingencies

Embratel, Vesper, S.A., Telmex do Brasil Ltda. and Primesys Soluções Empresariais S.A. have other on-going tax litigations involving the National Institute of Social Security (INSS), Social Contribution on Net Income (CSLL), Telecom Development Fund (FUST) and Income Tax on Payments Abroad (IRRF), among others, which could give rise to tax contingencies, of which Ps. 1,753,486 is considered as a possible loss and consequently, has not been provided for in the financial statements.

Disputes with third parties

Certain cases on a number of different matters are in advanced stages of the litigation process and, according to Embratel's external lawyers, the subsidiary stands a chance of losing at least some of these suits; consequently, Ps. 607,166 has been reserved for possible unfavorable rulings. According to the Company's external lawyers, although the Company's arguments in these cases are well founded, there is no guarantee of a favorable outcome.

Other civil and labor contingencies

There are other on-going civil and labor litigations that could give rise to contingencies of which
Ps. 657,072 has been reserved to cover the portion considered as probable losses, and Ps. 1,292,703, which corresponds to the portion that represents a possible loss, has not been provided for in the financial statements. According to the Company's external lawyers, although the Company's arguments in these cases are well founded, there is no guarantee of a favorable outcome.

13. Related Parties

During the years ended December 31, 2006 and 2005, the most importarnt transactions with related parties are as follows:

	2006	2005
Investment and expenses:
Purchase of materials, inventories and fixed assets (1)	Ps. 5,359,756	Ps. 6,283,707
Insurance premiums, fees for administrative and operating services, security trading and others (2)	3,759,286	4,043,199
Interconnection under the "Calling Party Pays" program (3)	12,837,421	12,107,196
Revenues:
Sale of materials and other services (4)	1,333,894	1,579,770
Sale of long-distance and other telecommunications services (5)	6,989,687	6,408,369
Sale of 50% of Technology and Internet LLC		46,261

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

13. Related Parties (continued)

(1) Includes Ps. 4,306,760 in 2006 (Ps. 6,216,731 in 2005) for purchase of network construction services and material from subsidiaries of Grupo Carso, S.A.B. de C.V. (Carso Group), which is an entity under common control of Carso Global Telecom, the company that controls Telefonos de Mexico, S.A.B. de C.V.

(2) Includes Ps. 1,298,644 in 2006 (Ps. 1,633,852 in 2005) for network maintenance services from a subsidiary of Carso Group; Ps. 766,244 in 2006 (Ps. 793,184 in 2005) for services received from subsidiaries of Impulsora del Desarrollo y el Empleo en America Latina, S.A.B. de C.V. (IDEAL);
Ps. 441,497 in 2006 (Ps. 378,466 in 2005) for insurance premiums with Seguros Inbursa, S.A. (Seguros), which, in turn, places most of this amount in reinsurance with third parties; Ps. 63,902 in 2006 (Ps. 133,992 in 2005) for security trading fees paid to Inversora Bursatil, S.A. (Inversora), and
Ps. 425,275 in 2006 (Ps. 492,857 in 2005) for administrative and operating services paid to technology partners. (AT&T and Carso Global Telecom). Carso Group, IDEAL, Seguros and Inversora are entities under common control of Carso Global Telecom.

(3) Interconnection under the "Calling Party Pays" program; are derived from outgoing calls from a fixed lined telephone to a cellular telephone paid to a subsidiary of America Movil. It also includes
Ps. 3,848,239 in 2006 (Ps. 2,200,740 in 2005) paid by Embratel for cellular interconnection to subsidiaries of America Movil that operate under the brand "Claro" in Brazil. America Movil is an entity under common control of Carso Global Telecom.

(4) Includes Ps. 323,311 in 2006 (Ps. 426,642 in 2005) from the sale of materials and other services to subsidiaries of the Carso Group.

(5) Includes revenues billed to America Movil's subsidiaries that operate under the brand "Claro" for
Ps. 850,492 in 2006 (Ps. 1,836,095 in 2005) .

At December 31, 2006, Telmex had net amounts payable to a subsidiary of the Carso Group and one subsidiary of America Movil of Ps. 419,155 and Ps. 1,105,785, respectively, (Ps. 230,020 and
Ps. 1,128,397, respectively, in 2005). Also, Embratel had an outstanding loan from a subsidiary of Grupo Financiero Inbursa, S.A.B. de C.V. (Inbursa Financial Group) of Ps. 285,161 in 2005. Grupo Financiero Inbursa is an entity under common control of Carso Global Telecom.

The companies mentioned in this note are considered to be related parties, since the Company's main stockholders are also, directly or indirectly, stockholders of such companies. Carso Global Telecom holds the majority of the Company's voting shares. AT&T is a minority shareholder of the Company.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

14. Stockholders' Equity

a) At an extraordinary meeting held on December 5, 2006, the stockholders approved, based on the requirements of the Securities Trading Act in force, to amend the Company's bylaws, primarily to modify the integration, organization and functioning of its corporate bodies. In this regard, several resolutions were adopted and are related to i) the exchange of certain series of shares that in due time must be carried out, ii) the corporate powers previously conferred to the Board, iii) to the operation of the Board of Directors, the Corporate Practices Committee and the Audit Committee under their current structures, iv) the appointment and ratification of the President of the Corporate Practices Committee and of the President of the Audit Committee and v) the revocation of the appointments of the Statutory Auditor and the Alternate Statutory Auditor; as well to modify the bylaws to change its business name to Telefonos de Mexico, Sociedad Anonima Bursatil de Capital Variable (or its abbreviation, S.A.B. de C.V.).

At an extraordinary stockholders' meeting held on April 28, 2005, the stockholders approved the restructuring of the number of outstanding Series "AA", "A" and "L" shares, through a two-for-one stock split (two new shares for each prior outstanding share) as of May 25, 2005.

All figures related to the number of shares included in the accompanying financial statements and in these notes consider the aforementioned stock split, regardless of whether such figures refer to dates prior to the date of the split.

b) At December 31, 2006, capital stock is represented by 20,203 million common shares issued and outstanding with no par value, representing the Company's fixed capital
(Ps. 22,045 million in 2005), comprised as follows:

	2006	2005
8,115 million Series "AA" shares	Ps. 15,540,853	Ps. 15,540,853
446 million Series "A" shares (479 in 2005)	1,000,918	1,075,979
11,642 million Series "L" shares with limited voting rights (13,451 in 2005)	10,454,503	12,034,322
Total	Ps. 26,996,274	Ps. 28,651,154

The Company's capital stock must be represented in a percentage of no less than 20% by common Series "AA" shares, which may be subscribed only by Mexican individuals and corporate entities, and that shall represent at all times at least 51% of all common shares issued and outstanding; by common Series "A" shares, which may be freely subscribed, in apercentage not to exceed 19.6% of capital stock and in a percentage not to exceed 49% of common shares issued and outstanding, and that both shares, Series "AA" and "A", do not represent more than 51% of capital stock; and by Series "L" shares, which have limited voting rights and may be freely subscribed, which together with Series "A" shares shall not exceed 80% of capital stock.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

14. Stockholders' Equity (continued)

Voting rights

Each ordinary Series "AA" and "A" shares entitle the holder to one vote at general shareholders meetings. Each Series "L" shares entitle the holder to one vote at any shareholders meetings in which Series "L" holders are authorized to vote. According to the By Laws' Eighth Clause, Series "L" shares will have only the right to vote to designate two directors to the Board of Directors and their corresponding alternate directors, and on the following matters:

  The transformation of the corporation;

  Merger with another entity, as a disappearing Company, or a merger with another entity as a surviving Company when the disappearing entity's corporate purpose differs from that of the Company; and

  Cancellation of the registration of the shares issued by the Company in the securities or special sections of the National Registry of Securities and in other foreign stock exchanges in which are registered;

The resolutions adopted by the Extraordinary Shareholders Meetings related to any of the matters in which the Series "L" shares are entitled to vote will be also required to be approved by the majority vote of Series "AA" and Series "A" shares in order to be valid.

Under Mexican law, holders of any series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the holders of that series. The shareholders of the Company (including Series "L") who individually or jointly represents 20% or more of the capital stock are entitled to legally oppose to the general shareholders meetings resolutions in which they have the right to vote. Determining whether a proposal requires the vote by the holders of Series "L" under such basis would initially be made by the Board of Directors or by any other party that calls a shareholders meeting to decide on the proposal. A negative decision would be subject to judicial challenge by any affected stockholder, and a court would ultimately determine the need for a class vote. There are no other procedures to determine whether a proposal requires a class vote, and Mexican law provides no additional guidance with respect to the criteria to be applied in making such determination.

c) In 1994, TELMEX initiated a program to purchase its own shares. A charge is made to retained earnings for the excess cost of the shares purchased over the theroetical nominal value of capital stock of the shares acquired.

At a regular stockholders' meeting held on October 9, 2006, the stockholders approved to increase in
Ps. 15,000,000 (historical), the total nominal amount authorized for the repurchase of the Company's own shares, bringing the total maximum amount to be used for this purpose to Ps. 15,931,293 (historical).

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

14. Stockholders' Equity (continued)

In 2006, the Company acquired 1,838.0 million Series "L" shares for Ps. 23,737,186 (historical cost of
Ps. 23,092,355) and 3.9 million Series "A" shares for Ps. 52,122 (historical cost of Ps. 50,682).

In 2005, the Company acquired 1,577.6 million Series "L" shares for Ps. 17,911,445 (historical cost of
Ps. 16,926,983) and 6.2 million Series "A" shares for Ps. 69,744 (historical cost of Ps. 65,761).

d) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve, until the legal reserve reaches at least 20% of capital stock.

e) At December 31, 2006, the caption "Other accumulated comprehensive income items" include the deficit from the restatement of stockholders' equity net of deferred taxes, gain on dilution of investment in affiliate, the fair value of swaps net of deferred taxes and the effect of translation of foreign entities of
(Ps. 79,416,229), Ps. 827,177, Ps. 34,725 and Ps. 4,992,973, respectively (deficit from restatement of stockholders' equity net of deferred taxes, the fair value of swaps net of deferred taxes and the effect of translation of foreign entities of (Ps. 76,220,765), Ps. 159,848 and Ps. 3,669,202, respectively in 2005).

15. Income Tax, Asset Tax and Employee Profit Sharing

a) The Ministry of Finance and Public Credit authorized Telefonos de Mexico, S.A.B. de C.V. to consolidate its tax results effective January 1, 1995. The tax consolidation excludes the tax results of Instituto Tecnologico de Telefonos de Mexico, S.C. and of the Mexican subsidiaries acquired during the year.

On November 1, 2004, the Ministry of Finance and Public Credit authorized the transfer of the tax consolidation of Telefonos de Mexico, S.A.B. de C.V. to that of Carso Global Telecom (TELMEX's controlling company), starting in the 2005 fiscal year, in conformity with the Mexican Income Tax Law, which did not result in the tax deconsolidation of Telefonos de Mexico, S.A.B. de C.V. nor its subsidiaries, nor in their exclusion from the tax consolidation regime.

b) The asset tax is a minimum income tax, computed on the average value of most assets net of certain liabilities. Income tax can be credited against asset tax; therefore the latter is actually payable only to the extent that it exceeds income tax. Asset tax for the years ended December 31, 2006 and 2005 was
Ps. 1,290,270 and Ps. 1,172,510, respectively, amounts that were paid by crediting the corporate income tax paid in such years.

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

15. Income Tax, Asset Tax and Employee Profit Sharing (continued)

c) An analysis of income tax expense is as follows:

	2006	2005
Current year income tax:
From Mexican operations	Ps. 13,031,228	Ps. 14,506,917
From foreign operations	783,366	373,027
Deferred tax of Mexican operations, net of related monetary position gain of Ps. 738,058 (Ps. 663,275 in 2005)	(320,680)	(2,760,751)
Deferred tax of foreign operations, net of related monetary position gain of Ps. 82,281 (Ps. 28,130 in 2005)	(435,016)	190,586
Total	Ps. 13,058,898	Ps. 12,309,779

A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	2006%	2005%
Statutory income tax rate	29.0	30.0
Depreciation	(0.3)	(0.5)
Financial cost	0.3	(0.1)
Employee profit sharing	(1.8)	(2.0)
Other	1.4	(0.5)
Effective tax rate for Mexican operations	28.6	26.9
Revenues and costs of foreign subsidiaries	0.6	(0.2)
Effective income tax rate	29.2	26.7

On December 1, 2004, an annual gradual decrease in the corporate income tax rate was approved starting in 2005, until it reacges a 28% in 2007.

At December 31, 2006 and 2005, the Company (excluding foreign entities) has recognized deferred taxes on the following temporary differences:

	2006	2005
Deferred tax assets:
Allowance for bad debts and slow-moving inventories	Ps. 510,434	Ps. 637,300
Tax losses	78,508	77,346
Advance billings	369,364	368,068
Accrued liabilities	826,170	919,698
Employee profit sharing	819,356	833,126
Financial instruments	31,378
	2,635,210	2,835,538

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

15. Income Tax, Asset Tax and Employee Profit Sharing (continued)
	2006	2005
Deferred tax liabilities:
Fixed assets	(12,585,436)	(11,386,931)
Inventories	(183,500)	(281,787)
Licenses	(119,907)	(180,819)
Pensions	(5,333,245)	(6,657,508)
Prepaid expenses	(394,320)	(299,995)
Financial instruments		(538,118)
	(18,616,408)	(19,345,158)
Net deferred tax liability	Ps.(15,981,198)	Ps.(16,509,620)

d) In Mexico the Company is subject to the payment of employee profit sharing in addition to its contractual compensations and benefits. In 2006 and 2005, employee profit sharing was computed applying a 10% rate to the tax results, after eliminating certain inflationary effects as well as the restatement of depreciation expense.

Beginning in 2005, deferred income taxes started to be recognized on employee profit sharing expense, since as of 2006, employee profit sharing can be deducted from the income tax base at the time of payment to employees.

e) At December 31, 2006, the balance of the restated contributed capital account (CUCA) and the net tax profit account (CUFIN) was Ps. 28,854,568 and Ps. 41,534,658, respectively. These amounts correspond to Telefonos de Mexico, S.A.B. de C.V. on a stand-alone basis.

f) At December 31, 2006 and 2005, foreign entities recognized deferred taxes on the following temporary differences:

	2006	2005
Deferred tax assets:
Fixed assets Allowance for bad debts and slow-moving inventories	Ps. 1,631,756 1,102,295	Ps. 1,608,160 1,878,856
Tax losses	1,648,727	1,707,151
Advance billings	64,491	61,774
Accrued liabilities	2,500,995	1,267,147
	6,948,264	6,523,088
Deferred tax liabilities:
Licenses	(331,737)	(360,045)
	(331,737)	(360,045)
Net deferred tax asset	Ps. 6,616,527	Ps. 6,163,043

TELEFONOS DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

(In thousands of Mexican pesos with purchasing power at December 31, 2006)

16. Segments

TELMEX operates primarily in Mexico, the U.S.A. and in other countries in Latin America. Additional information related to the Company's operation is provided in Note 1. The most relevant segment information, which has been prepared on a consistent basis, is as follows:

	(In millions of Mexican pesos with purchasing power at December 31, 2006)

	Mexico	Brazil	Argentina	Chile	Colombia	Peru	U.S.A.	Adjust-ment	Consolidated total:
December 31, 2006
Operating revenues	Ps. 128,267	Ps. 42,676	Ps. 1,240	Ps. 1,364	Ps. 909	Ps. 729	Ps. 684	Ps. (863)	Ps. 175,006
Depreciation and amortization	18,062	5,732	192	238	128	156	55		24,563
Operating income	47,756	307	(77)	(21)	263	43	11	9	48,291
Segment assets	368,230	106,320	2,369	3,052	1,463	1,639	546		483,619
Goodwill	432	6,859	192	1,214	105		340		9,142

December 31, 2005
Operating revenues	Ps. 129,749	Ps. 40,250	Ps. 1,143	Ps. 1,358	Ps. 576	Ps. 655	Ps. 528	Ps.(754)	Ps. 173,505
Depreciation and amortization	19,634	5,766	134	189	79	158	21	18	25,999
Operating income	47,408	3,259	(18)	85	146	2	42	924	51,848
Segment assets	358,114	101,901	2,025	2,592	846	1,508	271	565	467,822
Goodwill		6,681	338	1,508				(471)	8,056

Intersegmental income by country is omitted as it is considered immaterial. Comprehensive financing cost and income tax and employee profit sharing expense are not allocated to each segment, as they are handled at corporate level.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Judged information

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
			%
Consertel, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	662,482	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	89,034,600	99.99
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Telmex International, Inc.	Holding Company in the U S A.	1,000	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100.00
Uninet, S.A. de C.V.	Data transmission services	67,559,615	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	6,360,624,600	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	5,296,722	100.00
Telcoser, S.A. de C.V.	Investments in all types of businesses	17,230,931	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Metrored Holdings S. R. L.	Telecommunications services	364,172,289	100.00
Arrendadora de Servicios de Telecomunicaciones S.A.	Leasing	50,000	100.00
Telmex Chile Holding S.A.	Telecommunications services	158,829,369,072	100.00
Telmex Colombia S. A.	Telecommunications services	176,669,199	100.00
Superview Telecomunicaciones, S.A.	Cable TV operator	57,447,495	99.15
Telmex Perú S. A.	Telecommunications services	4,187,416	100.00
Creo Sistemas S.A.C.	Telecommunications services	10	100.00
Embratel Participações, S.A.	Telecommunications services	958,734,701,175	96.96

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Judged information

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
			%
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	432,208
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	109,551
TM and MS, LLC	Internet portal (Prodigy MSN)	1	50.00	29,621	62,463
Net Serviços de Comunicação, S.A.	Cable TV operator	116,548,220	38.58	5,341,855	2,177,845
Eidon Software, S.A. de C.V.	Software development	35,567,911	22.74	35,568	51,183
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	166,610

TOTAL INVESTMENT IN ASSOCIATES				6,645,602	2,999,860
OTHER PERMANENT INVESTMENTS					6,576
T O T A L				6,645,602	3,006,436

NOTES:

The 38.58 % corresponds to TELMEX's indirect interest in Net Serviços de Comunicação, S.A, as of December 31,2006 Embratel's direct and indirect interest is 39.87%.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Judged information

Consolidated

Final printing

---
Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
			Time Interval						Time Interval
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
BBV ARGENTARIA S.A. (1)	22/12/2007	6.12	0	0	0	0	0	0	0	174,945	0	0	0	0
BCO SANTANDER CH NY (1)	22/12/2009	5.57	0	0	0	0	0	0	0	30,730	6,030	2,960	0	0
DEXIA BANK (1)	31/12/2014	6.37	0	0	0	0	0	0	0	269,117	192,995	192,995	138,916	106,009
EXPORT DEVELOPMENT C. (1)	22/04/2009	5.92	0	0	0	0	0	0	0	51,284	21,805	5,695	0	0
EXPORT DEVELOPMENT C. (1)	22/07/2011	5.67	0	0	0	0	0	0	0	33,714	33,714	33,713	33,713	33,713
JAPAN BANK INT. COOP. (1)	10/10/2011	6.25	0	0	0	0	0	0	0	932,205	932,204	932,204	932,204	932,074
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	21,195	21,195	21,195	21,195	160,956
SOCIETE GENERALE PARIS (1)	14/05/2007	6.12	0	0	0	0	0	0	0	15	0	0	0	0
VARIAS INSTITUCIONES (1) Y (6)	30/11/2013	6.49	0	0	0	0	0	0	0	839,247	982,026	938,749	1,107,070	1,282,465
VARIAS INSTITUCIONES (2)	01/07/2027	7.67	0	0	0	0	0	0	0	2,998,820	2,797,630	686,702	601,113	1,368,950
SECURED DEBT
COMMERCIAL BANK
BBVA BANCOMER (3)	26/02/2007	7.37	0	800,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	21/05/2007	7.74	0	500,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	07/07/2010	5.57	0	0	0	0	0	0	0	0	0	0	2,718,875	0
BBVA BANCOMER (1)	07/07/2012	5.62	0	0	0	0	0	0	0	0	0	0	0	2,718,875
CITIBANK, N.A. (1)	20/10/2009	5.57	0	0	0	0	0	0	0	0	0	14,138,150	0	0
CITIBANK, N.A. (1)	20/10/2011	5.62	0	0	0	0	0	0	0	0	0	0	0	10,875,500
CITIBANK, N.A. (1)	11/08/2013	5.70	0	0	0	0	0	0	0	0	0	0	0	7,612,850
OTHER
TOTAL BANKS			0	1,300,000	0	0	0	0	0	5,351,272	4,987,599	16,952,363	5,553,086	25,091,392

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TLMX 02 (5)	09/02/2007	8.00	0	1,650,000	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01, 02-3-4(2)	31/05/2012	11.05	0	1,000,000	0	400,000	0	300,000	0	0	0	0	0	0
CERT. BURSAT TLMX 01-2(5)	26/10/2007	8.10	0	3,250,000	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 06 (4)	15/09/2011	7.64	0	0	0	0	0	500,000	0	0	0	0	0	0
4 1/2 SENIOR NOTES (2)	19/11/2008	4.50	0	0	0	0	0	0	0	0	10,875,500	0	0	0
5 1/2 SENIOR NOTES (2)	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	8,700,400
4 3/4 SENIOR NOTES (2)	27/01/2010	4.75	0	0	0	0	0	0	0	0	0	0	10,331,725	0
8 3/4 SENIOR NOTES PESOS (2)	31/01/2016	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE			0	5,900,000	0	400,000	0	5,300,000	0	0	10,875,500	0	10,331,725	8,700,400

SUPPLIERS
TOTAL SUPPLIERS

OTHER CURRENT LIABILITIES AND OTHER CREDITS
S58 OTHER CURRENT LIABILITIES			0	32,148,784	0	0	0	0	0	0	0	0	0	0

TOTAL			0	39,348,784	0	400,000	0	5,300,000	0	5,351,272	15,863,099	16,952,363	15,884,811	33,791,792

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE
  TIIE plus margin
  CETES plus margin
  Local rate plus margin

B.- The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 5.3700 at December 29, 2006
  TIIE at 28 days is equivalent to 7.3675 at December 29, 2006
  TIIE at 91 days is equivalent to 7.6600 at December 28, 2006
  CETES at 182 days is equivalent to 7.2000 at December 28, 2006

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, SIFIC/ICS, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31, 2006 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	7,964,048	10.88
EURO (EUR)	31,812	14.32

E.- There are other liabilities in foreign currency for an equivalent amount of P. 774,860 thousand pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Judged information

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	674,220	7,332,479	1,732,508	18,841,895	26,174,374

LIABILITIES	8,196,595	89,142,069	1,723,640	18,745,460	107,887,529
SHORT-TERM LIABILITIES	668,924	7,274,883	1,666,183	18,120,581	25,395,464
LONG-TERM LIABILITIES	7,527,671	81,867,186	57,457	624,879	82,492,065

NET BALANCE	(7,522,375)	(81,809,590)	8,868	96,435	(81,713,155)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	10.88
EURO	14.33
CHILEAN PESO	0.02
ARGENTINEAN PESO	3.55
BRAZILIAN REAL	5.09
PERUVIAN SOL	3.40
COLOMBIAN PESO	0.0049

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Judged information

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSETS (LIABILITIES) MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT ASSET (LIABILITIES)

JANUARY	42,457,783	101,967,712	(59,509,929)	0.59	(351,109)
FEBRUARY	32,989,353	92,593,835	(59,604,482)	0.25	(149,011)
MARCH	35,394,769	93,820,697	(58,425,928)	0.10	(58,426)
APRIL	33,795,432	93,845,126	(60,049,694)	0.13	(78,065)
MAY	35,118,558	93,703,248	(58,584,690)	(0.44)	257,773
JUNE	35,595,556	94,566,926	(58,971,370)	0.16	(94,354)
JULY	35,511,288	95,266,029	(59,754,741)	0.12	(71,706)
AUGUST	42,091,723	101,712,741	(59,621,018)	0.42	(250,408)
SEPTEMBER	46,269,250	106,383,370	(60,114,120)	0.92	(553,050)
OCTOBER	47,753,627	108,986,891	(61,233,264)	0.78	(477,619)
NOVEMBER	47,996,528	107,765,570	(59,769,042)	0.47	(280,914)
DECEMBER	42,254,684	105,503,602	(63,248,918)	0.49	(309,920)
RESTATEMENT	0	0	0	0.00	(39,849)
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	(120,805)
OTHER	0	0	0	0.00	124,171
TOTAL					(2,453,292)

NOTE:

Telmex's policy applies Mexican National Consumer Prices Index (NCPI) estimated from January to November, and real for December.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Judged information

Consolidated

Final printing

---
FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have ocurred as long as Carso Global Telecom, S.A. de C.V. (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At December 31, 2006, the Company has complied with such restrictive covenants.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Judged information

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Judged information

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

Judged information

 Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	56,140,123	0.0
LONG DISTANCE SERVICE	0	23,904,503	0.0
INTERCONNECTION	0	17,533,658	0.0
CORPORATE NETWORKS	0	10,650,175	0.0
INTERNET	0	9,570,868	0.0
OTHERS	0	6,893,213	0.0
FOREIGN SALES
NET SETTLEMENT	0	3,919,997	0
LOCAL SERVICE	0	4,288,354	0
LONG DISTANCE SERVICE	0	25,614,594	0
INTERCONNECTION	0	830,929	0
CORPORATE NETWORKS	0	12,043,311	0
INTERNET	0	2,724,691	0
OTHERS	0	891,707	0
TOTAL		175,006,123

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Judged information

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	3,752,669
CORPORATE NETWORKS	0	7,416
FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	167,328
LOCAL SERVICE	0	4,288,354
LONG DISTANCE SERVICE	0	25,614,594
INTERCONNECTION	0	830,929
CORPORATE NETWORKS	0	12,035,895
INTERNET	0	2,724,691
OTHERS	0	891,707
TOTAL		50,313,583
NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Judged information

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.01250	0	445,991,548	0	0	445,991,548	5,575	0
AA	0.01250	0	8,114,596,082	0	8,114,596,082	0	101,432	0
L	0.01250	0	11,642,530,540	0	0	11,642,530,540	145,532	0
TOTAL			20,203,118,170	0	8,114,596,082	12,088,522,088	252,539	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							20,203,118,170

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Judged information

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	4th. Quarter 06 Oct - Dec	% of Advance	Amount used 2006	Budget 2006	% of Advance

DATA	1,102,266	25.7	3,333,328	4,285,501	77.8
INTERNAL PLANT	542,368	34.4	1,161,001	1,576,684	73.6
OUTSIDE PLANT	813,940	26.6	2,721,756	3,065,241	88.8
TRANSMISSION NETWORK	965,132	40.6	2,022,987	2,378,910	85.0
SYSTEMS	311,737	30.8	457,407	1,011,387	45.2
OTHERS	1,414,709	34.3	3,316,251	4,121,301	80.5

TOTAL INVESTMENT TELMEX MEXICO	5,150,152	31.3	13,012,730	16,439,024	79.2

LATINAMERICA	621,485	31.8	1,869,054	1,951,421	95.8
EMBRATEL	2,040,291	30.5	7,449,774	6,680,507	111.5

TOTAL INVESTMENT	7,811,928	31.2	22,331,558	25,070,952	89.1

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Judged information

Consolidated

Final printing

---

Basis of translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries located abroad were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to accounting principles generally accepted in Mexico.

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at the end of the fiscal year; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The translation into Mexican pesos is carried out after the related balances or transactions have been restated based on the inflation rate of the country in which the subsidiary operates.

Exchange differences and the monetary position effect derived from intercompany monetary items were not eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders' equity as part of the caption Other comprehensive income items.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Judged information

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 51 52 55 45 55 50 jchico@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

INVESTORS RELATIONS MANAGER

ING. RUY ECHAVARRIA AYUSO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

rechavar@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS MANAGER ING. RUY ECHAVARRIA AYUSO PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC 06599 MEXICO, D.F. 57 03 39 90 55 45 55 50 ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com.mx

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Judged information

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	ING.	JAIME	CHICO	PARDO

VICEPRESIDENT	LIC.	CARLOS	SLIM	DOMIT
VICEPRESIDENT	C.P.	JUAN ANTONIO	PEREZ	SIMON

HONORARY BOARD MEMBER	ING.	CARLOS	SLIM	HELU
BOARD PROPIETORS (INDEPENDENT)	SR.	EMILIO	AZCARRAGA	JEAN
BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS (INDEPENDENT)	MTRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS (INDEPENDENT)	SR.	ROMULO	O FARRIL JR.	(deceased in May 2006)
BOARD PROPIETORS (INDEPENDENT)	LIC.	FERNANDO	SENDEROS	MESTRE
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	SR.	RAYFORD	WILKINS JR.
BOARD PROPIETORS	SR.	RICHARD	P.	RESNICK
BOARD PROPIETORS	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC.	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	SRA.	ANGELES	ESPINOSA	YGLESIAS
BOARD ALTERNATES (INDEPENDENT)	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES (INDEPENDENT)	SR.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD ALTERNATES (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES (INDEPENDENT)	LIC.	FERNANDO	SOLANA	MORALES
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES (INDEPENDENT)	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES (INDEPENDENT)	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES (INDEPENDENT)	ING.	BERNARDO	QUINTANA	ISAAC
BOARD ALTERNATES (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2007.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - Fourth Quarter 2006 (judged information).